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04035571

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME FJH AG

*CURRENT ADDRESS

PROCESSED
JUL 19 2004
THOMSON FINANCIAL

**FORMER NAME FJA AG

**NEW ADDRESS

FILE NO. 82- 5077 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 7/19/04

FJH

ANNUAL REPORT 2003
FJH AG



CONTENTS

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File No.
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CONTENTS

File No.
82-5077

FJH KEY FIGURES

KEY FIGURES IN € THOUSANDS ACCORDING TO IAS

	2003	2002	2001
Revenues / Total output	120,136	130,212	111,945
EBITDA	12,579	31,373	25,230
EBIT	6,929	25,481	20,556
EBT	7,171	26,888	22,216
Net income	4,339	16,487	13,616
Shareholders' equity	113,247	101,232	89,736
Balance sheet total	169,246	128,511	112,528

EMPLOYEES

	2003	2002	2001
Employees as of 31 December	1,034	973	861

FJH – A PORTRAIT

FJH AG is listed in Germany's TecDAX index and is a leading consulting and software company for the insurance and pensions market. It focuses on the development and implementation of standard software for insurers and pension suppliers and also on comprehensive consulting services for private, corporate and government clients on all matters relating to life insurance and pension provision.

FJH's core software product for life insurers is FJA Life Factory ®, which facilitates the development, marketing and administration of insurance products. This standard software supports insurance companies in all key business processes relating to life insurance – from the development of new insurance products, the preparation of offers and the issuing of insurance policies through to accounting procedures and payments on maturing policies. In addition to traditional and unit-linked life-insurance policies, the software also allows new products in the field of private and company pension provision such as Riester pensions or pension funds to be developed and administered.

FJA Life Factory ® is augmented by FJA SymAss, a streamlined multiline policy administration system for small and medium-sized insurance companies, and by FJA Health Factory ® for health insurers. The Company also offers additional standard software products and portal solutions for insurers, pension suppliers and brokers.

The portfolio is completed by an extensive range of services extending from software implementation and portfolio migrations, i.e. the transfer of the entire insurance portfolio from one IT system to another, through to actuarial consulting.

Together with its wholly owned subsidiary HEUBECK AG, FJH supports private, corporate and government clients in all actuarial, financial, legal and fiscal matters relating to the structuring of old-age protection systems. Here, the portfolio of services ranges from expert reports, consulting services, analyses and answering questions on international issues through to the development of customised concepts and the implementation of solutions in the field of pension provision.

The merger of FJA and Heubeck has created major opportunities for synergies, including joint further development of the product and service portfolio, combined expertise in the field of pension provision and an extended customer base for the growth market of pension provision.

FJH was created in May 2003 through the merger of FJA AG and HEUBECK AG.

In addition to its head office in Munich, the FJH Group has German offices in Berlin, Hamburg, Cologne and Stuttgart. It also has subsidiaries in Switzerland, (Zurich), Austria (Vienna), the USA (New York) and Slovenia (Maribor). Worldwide, the FJH Group employs more than 1,000 professionals.

PROF. DR. MANFRED FEILMEIER ABOUT THE BUSINESS DEVELOPMENT

DEAR SHAREHOLDERS,

FJA has always been a specialist company focussing on the insurance sector and particularly on the field of personal insurance. This brought us many benefits, including strong customer loyalty and consistently longstanding business relationships. Through its committed, leading participation in various professional bodies, FJA has been involved in current issues relating to actuarial matters at an early stage, and in some cases we have even helped shape solutions. Demographic development and the trend towards longer life expectancy and continued activity even in later years combined with the significantly reduced capacities of most governments to finance this evolution have represented major natural and stable growth factors for the insurance sector and the field of personal insurance in particular.

However, recent years have shown that during such a stable, medium-term trend towards growth, years can occur when the trend is interrupted or slows down considerably. Specifically, this happened because of problems with capital investment as a result of developments on the stock markets; the trend to increase the proportion of stocks was abruptly reversed, necessitating high levels of write-downs in insurance companies. This was compounded by considerable uncertainty surrounding fiscal treatment of the ensuing consequences for insurance companies and insurance products. The political discussion on the introduction of a "citizens' insurance" led to major uncertainties within the private health insurance sector and a marked cutback in investments. There was also pronounced uncertainty within the life insurance sector because of plans to switch from taxation at the contributions stage to taxation at the benefits stage and the accompanying discussion on life insurance products that may still require or will then require fiscal incentives; however, this uncertainty is gradually lessening.

Just as FJA has always benefited and will continue to benefit from the stable trend in demographic development and its impact on the insurance industry, so FJA is in principle also affected when the insurance sector occasionally experiences more difficult years. This is particularly true where the situation persists for some time and can no longer be fully compensated for by our generally longer-term projects.

In addition to these general difficulties, two factors arose during the fourth quarter of 2003 that had a considerable detrimental impact on our business. In October, an anonymous complaint was filed against our Company which became public in November. Thankfully, the ensuing investigations were discontinued before the end of the year. A key influence here was our active cooperation and the submission of an expert report by KPMG Bayerische Treuhand.

The second special factor was that during the fourth quarter it became necessary to use significant funds to stabilise two major customer projects. This has been successful.

Prof. Dr. Manfred Feilmeier



Our medium-term strategy consists in continuing to utilise the stable trend in demographic development while at the same time protecting ourselves more effectively from temporary breaks in the trend. This has led to a five-pillar strategy:

Expansion of our customer base and modification of our customer structure through the merger with HEUBECK AG
HEUBECK AG is a first-class company for all matters relating to company pension provision and numerous related issues. Heubeck's clients include major renowned companies from German large scale industry. For us, the merger with Heubeck represented "the" key event of 2003. Accordingly, we changed the name of our company to FJH – H for Heubeck.

Regional expansion
Eastern Europe – especially the new EU member countries – is of particular importance to us. We plan significant expansion here. The USA and certain other countries also represent extremely interesting but difficult markets. An interesting fact: FJH software is currently used by companies in 17 countries.

Focussing on new subject areas
Including continuation of our product offensive, e.g. by enhancing our products with Heubeck know-how; a development partnership with a renowned insurer to develop our ALAMOS software in line with IAS and Solvency II; anticipation of future product structures in release 4.2 of Life Factory ®.

"Lean" FJH
A series of measures addressing costs, operating processes and business management in general have already produced a significant reduction in fixed costs. This policy will be continued.

Strengthening sales
In addition to the direct responsibility incumbent on Executive Board members for sales within their respective areas of competence, our Deputy Chairman of the Executive Board, Rainer Herbers, was given overall responsibility for sales from 1 March 2004. Our Senior Executive Stephan Ommerborn (Business Development) is successively opening up new areas of business and new opportunities.

For FJH, the fiscal year 2004 will be a year of transition. We must successively make up for the detrimental impact on our business during the fourth quarter of last year. We are convinced that these five pillars should and will indeed prove a key factor in helping us achieve this goal.

Thank you for your confidence in FJH!

M. Feilmeier



THE 2003 FISCAL YEAR

FJA AG AND HEUBECK AG MERGE TO FORM FJH AG

One of the key strategic milestones of the 2003 fiscal year was the merger of FJA AG with the renowned consulting company for company pension schemes HEUBECK AG. The result was FJH AG. This move has created a corporate group that covers the entire value-added chain from specialised software solutions to complex consultancy products for the insurance and pensions market. With over 1,000 employees and revenues of around 120 million Euro, FJH AG occupies a leading position on the market for consulting and IT services relating to the provision of old-age pensions and the insurance sector. At the same time, FJA's established customer base, which includes around half of all German life insurance companies but also international insurance providers, was broadened with well-known industrial companies and other providers of company pensions, thus distributing the customer base over a wider area.

MAJOR POTENTIAL FOR NEW SERVICES AND SOFTWARE PACKAGES

The old-age pensions market is one of the key growth markets of the future. Experts predict that the field of company pension provision in Germany alone will see an increase in additional premium volumes from around 4 billion Euro in 2002 to between 20 and 30 billion Euro in 2008. Demographic development in Central Europe combined with a growing awareness of the need for additional pension provision and new statutory provisions such as the pension reform are leading to a rise in demand for new consulting and software offerings and will open up significant additional market opportunities for FJH over the coming years. Further stimuli for new consulting approaches and products are provided by the changed financial reporting specifications for the insurance industry, together with the prescribed changeover of financial reporting methods to IAS/IFRS and the changing requirements in terms of solvency (Solvency II).

Against this background, FJH has bundled its expertise in the field of pensions provision within the group and launched a massive product offensive.

FJA LIFE FACTORY ®
COMPETITIVE ADVANTAGES WITH A NEW MAJOR RELEASE

Ever-shorter cycles in the reforms of pensions provision and completely new market demands are placing the providers of pensions products under increasingly harsh competitive pressure. With the new major release of the FJA Life Factory ®, which was completed in 2003, there is a standard suite of software available that enables companies to respond flexibly to new reform projects like the Old-Age Incomes Act or to changing market trends. At the same time, they can also develop and administer cost-effectively innovative products alongside classical insurance products, thanks to efficient and comprehensive business processes.

A wide spectrum of pre-configured provision products, from private to company old-age pensions, together with their specific characteristics from offer to service, already form a key part of the system. In conjunction with a standardised procedural model and flexible customising mechanisms, the tried-and-tested standard software is soon ready for operation.
By clearly separating the professional functions from the connectivity functions, integration into existing and in some places highly heterogeneous application landscapes is made significantly easier.

Within the system which has been implemented using thin client technology the technical components are managed centrally. This allows outsourcing of processes to call centres, field sales offices, employers or end customers via various different access pathways. By these means additional efficiency in terms of processes and costs can be achieved. The system also supports multiple languages and currencies, and can therefore be used across international borders.

The design was optimised for cross-platform use (Windows, Unix, Linux, host) right from the start. The scalability ensures maximum availability and performance. Thanks to the innovative architecture, savings can be made both in terms of the costs for the laborious software distribution and local maintenance, since all the changes only need to be made on a central server.

Several FJH customers have already decided to upgrade to this new release and further promising negotiations are currently underway.

THIN CLIENT TECHNOLOGY IMPRESSES IN PRACTICE

Continentale, the HanseMerkur insurance group, INTER Versicherungen, Itzehoer Versicherungen and the Sach- und Haftpflichtversicherung des Bäckerhandwerks VVaG (SHB) have together founded DPK Deutsche Pensionskasse AG. The management system of choice for this new pension fund was the FJA Life Factory ® standard software. The system went live back in 2003. Processing is undertaken by Itzehoer Versicherung, while policy information is available via Internet for all the insurance companies involved.

Hence the opportunities of the FJA Life Factory ®, with its new architecture, are used in full in order to provide all data centrally thanks to thin client technology and create cost-effective structures for the partners involved.

The insurance company Öffentliche Lebensversicherung Braunschweig also opted for this standard software as its new policy administration system. Thus the company was able to transfer its entire portfolio of Riester policies to the new systems in the space of just a few months, and thus tangibly reduce administration costs. At the same time, the company believes that the new technology means it is fully equipped for the forthcoming demands that are facing the industry, and will be able to effectively head off the rising pressures relating to costs and innovation.

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FJA PRODUCT MACHINE AN INTERNATIONAL SUCCESS

For insurance companies, it is absolutely crucial that all product information is available at a central point, so that they can control their back and front office systems efficiently. This need is covered by the FJA product machine. Using predefined product models, the product developers can make adjustments and changes to products via the product definition system. The applications – actuarial calculations or policy administration – use this centrally-managed product knowledge. The launch of new products can thus be accelerated significantly. Hence the 'Life' product machine is a central part of the FJA Life Factory ®.

USE OF THE PRODUCT MACHINE IN THE USA AND AUSTRALIA

The product machine is also being used very successfully worldwide. In addition to the United Health Group, one of the leading health insurance companies in the USA, Suncorp-Metway Ltd. in Australia is also one of FJH's customers using this product. Following its merger with GIO, Suncorp is now Australia's sixth-largest bank and third-largest insurance company. Its product portfolio for private clients includes vehicle, household, third-party, boat and life insurance.

Following the merger of Suncorp and GIO, the companies wanted to avoid the laborious job of combining the existing portfolio systems and portfolio solutions for cost reasons. Hence Suncorp decided to continue running the existing systems in parallel and only replace the maintenance-intensive central components – the most important of which was product development – with a new development.

The project was awarded to FJH on the basis of the tremendous flexibility of its product machine and the system's impressive performance. This is because the software facilitates short response and processing times as regards customer contacts. For Suncorp, this is a key requirement, since the majority of its business is conducted over the Internet. Another advantage of the FJA product machine is that new insurance products can be developed and existing products maintained directly by the specialist departments. Hence the need to go via the IT department is obsolete – thus reducing time and costs. The project was launched successfully in 2003, and in the initial phases, the car, household and third-party products were switched over to the new software. Further product lines will follow in 2004.

FJA SYMASS
A SLIMLINE, MULTI-DISCIPLINARY SYSTEM

On the growth market of Eastern Europe, but also among small and medium-sized insurance provision schemes in Central Europe, slimline and cost-effective administration systems are required that cover all the core functions of an insurance company or a pension fund and which support extremely flexible deployment.

FJA SymAss meets these requirements. In addition to policy administration, the system also includes other core functions of an insurance company such as the administration of business partners, calculation of broker commission, re-insurance and payments / collections. Because of its clear architecture, the software is ready for operation in just a few months, which is of crucial importance especially for newly-founded insurance companies, for example. One further advantage of FJA SymAss is the fact that it is easy to use. New products can be mapped without any special IT expertise, thus significantly reducing costs and labour for the company.

CREDIT SUISSE RELIES ON SYMASS

The multi-disciplinary system, which is already being used successfully in thirteen insurance companies in nine different countries, will showcase its strengths in the field of life assurance at Credit Suisse in Slovakia and the Czech Republic. The system went live in just four months at the new office in Bratislava. For the office in Prague, there are also plans to transfer the legacy portfolio, which includes around 100,000 policies.

As a tried-and-tested suite of standard software, FJA SymAss undergoes constant further development as part of carefully thought-out release planning and is continously adapted to the market's current needs. Hence a new version of the online component SymWeb has just been completed, which functions as a quotation and application system to support decentral sales. SymWeb uses the existing central product and system definitions of the core system SymAss, which means that the system is up and running quickly and inexpensively. The first customer to choose this new release was Signal Iduna.

FJA ALAMOS
EFFICIENT CORPORATE CONTROL

FJA ALAMOS is a tried-and-tested tool for asset liability management, risk management as well as corporate planning and corporate evaluation among insurance companies. The system is constantly being developed, and to date has been installed at more than 20 customers in Germany, Switzerland and Austria.

Especially in the recent past, developments on the capital markets have shown quite impressively how closely the guarantee and performance promises of insurance companies are linked to the returns and risk structure of their capital investments. With the FJA ALAMOS standard software, various scenarios with various strategies for product design and capital investment policy can be simulated and tested within a corporate model. The company can then use the results of this to ascertain which asset structure correlates best with the capital bonus to policyholders, what security reserves are required in order to also be able to counter critical earning situations, or how the bonus system can be adapted to the development of the capital markets.

The simulations extrapolate both the capital investments and the insurance policies into the future. One particular advantage of FJA ALAMOS is the fact that the actuarial aspects deployed in the operational system can be integrated and used. This does away with the need for the laborious additional programming and maintenance of actuarial calculations.

EQUIPPED FOR THE FUTURE – INTERNATIONAL ACCOUNTING STANDARDS (IAS/IFRS) AND SOLVENCY II

The conversion of financial reporting practices to International Accounting Standards based on IAS/IFRS prescribed by the legislator for insurance companies – a development that will come into effect within the next years – as well as the implementation of the reform of solvency (Solvency II) have far-reaching impacts, even affecting the company's rating. In conjunction with renowned insurance companies, ALAMOS is therefore being augmented with key components. Hence insurers and institutions providing company pension schemes will soon have access to an instrument that will enable them to look at the consequences of the above changes for their company in advance and plan accordingly.





FJH AG ADOPTS NEW FOCUS THROUGH ITS MERGER WITH HEUBECK AG

Nothing is as constant as change. The timely anticipation of changes on the market, changes to technologies and changes in institutional framework conditions, together with their resulting opportunities, risks and potentials is now more than ever a key factor in deciding a company's long-term success. What is FJH's attitude towards the changes in its areas of business and on its target markets? A discussion with Prof. Dr. Manfred Feilmeier and Prof. Dr. Klaus Heubeck on strategies and prospects.

In 2003, FJH AG adopted a new focus through the merger with HEUBECK AG. What was the strategy behind this move?

Prof. Dr. Manfred Feilmeier: The merger was based on the clear strategy of gaining a stronger position on the pension provision market. Our core insurance business has always involved private pension provision. In the field of company pension schemes, however, there was something missing. HEUBECK AG is one of the most well-known partners in this field, and hence it was our first choice. Thanks to Heubeck, we can now serve major industrial companies as well as our existing customer base of large insurance firms. With this merger, we have widened our circle of customers considerably.

Prof. Dr. Klaus Heubeck: For us too, there was only one ideal partner – FJA. For us, it was a question of being able to offer our customers additional software solutions for specific questions relating to company pension provision. Hence we regard the merger as an ideal fusion of synergies.

What are the initial results of the joint venture and the shared strategy?

Prof. Dr. Manfred Feilmeier: Today, we are in a stronger position to tackle subjects that affect both insurers and company pension providers of a single piece. We also have a range of products that have been "Heubeckified", as we say, i.e. expertise from HEUBECK AG has been added. We've also had good results with these. Hence the "Heubeckified" policy administration system SymAss has met with tremendous interest among pensions-paying companies in Germany. A whole range of classic FJH customers has also sought Heubeck as a personal consultant in the past.

Prof. Dr. Klaus Heubeck: And equally, we at Heubeck are aware of the ability to provide our classic clients with a range of FJH products and services. After all, we are contributing around 1,000 customers that we know and who know us, together with many potential customers who we are in contact with. All of these are demanding typical FJH products. Without wishing to

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Prof. Dr. Manfred Feilmeier

exaggerate, we know that the name Heubeck enjoys an excellent level of recognition even outside the insurance sector. And this ultimately translates into a high level of acquisition potential.

Are there already any joint sales strategies or sales policies that are based on shared strengths?

Prof. Dr. Manfred Feilmeier: Both companies each have a broadly-based network of customers and contacts. These networks require a little time until they can grow together, but then they will be able to carry so much more weight. Heubeck has customers of varying sizes who also demand different levels of consulting. On the other hand, at FJH, we have far fewer customers in terms of number, hence the software projects run in a larger framework. There is of course cross-selling potential which we are now turning into reality in our sales.

So how well is the merger doing, and how satisfied are you with the progress so far?

Prof. Dr. Manfred Feilmeier: I think it's pleasing that employees from both sides completely supported the merger right from the outset. A whole range of new contacts has arisen, with exceptional results. Hence we are sure we are on the right path. The harnessing of synergies, such as the optimum use of shared resources, goes without saying. That's ongoing. On the market, our merger is already attracting attention.

How are the synergies you talk about reflected in the way the business is developing and in the 2003 balance sheet?

Prof. Dr. Manfred Feilmeier: The merger did not have any noticeable impact on the 2003's business, since HEUBECK AG only entered our accounts in the second half of the year. We therefore predict that, in 2004, we will make quite significant steps forwards. We will be the top-of-the-range supplier for the entire pension provision market, offering everything from consulting to software.

FJH AG's growth story, which has lasted some 20 years, suffered a setback in 2003. What do you attribute this to?

Prof. Dr. Manfred Feilmeier: The classical aspects of FJH's business run in parallel with both the positive and negative developments of the insurance industry. For over a year, it became evident that the insurance industry faced tough times ahead. In 2003, and in particular during the last two quarters, we had to learn that the


Prof. Dr. Klaus Heubeck

political framework conditions had created uncertainty. This affects both private health insurance and life assurance, and led first of all to investments being curtailed.

In November of last year, an anonymous complaint accused the FJH directors of apparently manipulating the balance sheet. What were the consequences of this?

Prof. Dr. Manfred Feilmeier: It bound considerable resources. Even though we were able to ultimately refute these accusations completely, and the legal investigations were stopped, we have sustained a not inconsiderable amount of damage to our operational business. All this combined led to the fact that 2003 went far from the way we'd expected it to.

In the field of pension provision too, 2003 saw the emergence of a number of new questions. In what way do you think things will develop?

Prof. Dr. Klaus Heubeck: The subject of pension provision is of course a hot topic on the political agenda, and will continue to be so for some time yet. The gap between what needs to be taken care of from the state's perspective and what people expect is becoming ever wider, and the need to provide adequate cover is increasing. And so is the demand for our products. Life assurance companies – and thus also indirectly FJH – are profiting from the longer-term demographic trend that shows that people are simply getting older. This is a development that can be seen throughout Europe. Everywhere, governments are having to come clean and define the conditions for old-age pension provision. Pensions-paying institutions and companies need to respond to this with new products. We will assist them and offer them first-class advice. Our services also include IT solutions which enable our customers – insurance firms and companies – to cover these complex questions with a relatively low outlay in terms of costs. Together, we occupy an exceptionally strong position for serving this growing business sector over the long term.

You have already mentioned the European dimension. Do you believe that Europe holds further potential for growth?

Prof. Dr. Manfred Feilmeier: Of course. In addition to the European dimension of the growth market pension provision, there are also other potentials in Europe such as the debate surrounding Solvency II, which is the equivalent of Basle II for insurance companies. This regulation affects issues such as insurance companies' security, what state-led monitoring systems are in place, what criteria apply for these and how the insurance companies' solvency can be safeguarded. The regulations take different forms in different countries, but the basic complex of themes is the same throughout Europe. And this is something we are already able to draw benefit from.

Which countries will you be focusing on?

Prof. Dr. Manfred Feilmeier: From the perspective of the geographic distribution of our sales, Germany, Switzerland and Austria are currently our core markets. We see the greatest potential for the future in Eastern European countries, especially the countries that have just joined the EU. This is because the insurance markets in these countries are surging strongly upwards. For our SymAss system in particular, which is already being used by a number of customers in Eastern Europe, we foresee quite exceptional opportunities. And not just in Eastern Europe.

What growth stimuli are there on the international stage when it comes to pension provision?

Prof. Dr. Klaus Heubeck: As far as European solutions are concerned, e.g. a European pensions fund, we are in an ideal position thanks not least to our international cooperation agreements and partnerships.

What innovations can we expect from FJH over the course of the current fiscal year?

Prof. Dr. Manfred Feilmeier: Last year, we developed a whole range of products that we will be able to offer to our customers in 2004. One of these products, for example, is our employer's portal for company pension schemes. At the customer's premises, it sets up a link to the policy administration system and ensures that employees can obtain information while they're at work. We therefore shift the sales point for the company pensions solution to the company, thus making company pensions more attractive to potential insurance clients. At the same time, cost-effective administration is made possible thanks to the connection to the required data from the HR management system. And for consulting via field offices, we offer a special company pensions system solution which will be rolled out to customers for the first time in 2004.

So where does the focus of your business strategy lie for 2004?

Prof. Dr. Manfred Feilmeier: To a certain extent, our strategy will depend on how the framework conditions develop for our clients. For our biggest market, Germany, we expect the main areas of focus to include the Old-Age Incomes Act (Alterseinkünftegesetz AEG), Solvency II



and the forthcoming IAS accounting regulations for capital market-orientated companies. These new legislative developments call for new products from insurers and pensions-paying institutions. With our Life Factory Version ® 4.2 policy administration software, together with ALAMOS, our Asset Liability and Model Office System, we are extremely well-equipped for this. We are optimistic that we will have a clear advantage with these products. And with this in mind, we foresee tremendous potential.

How will your target markets develop in 2004?

Prof. Dr. Manfred Feilmeier: The markets will continue to move upwards. They won't boom, but they will spring back into life. In Germany, we are also seeing an increase in the number of high-ranking customer orders. Obviously, more thought is once again being given to investments.

Prof. Dr. Klaus Heubeck: In the field of pension provision, we are seeing a change in demand. Our customers are expecting more and more solutions that are easier to use, that are efficient from a business management perspective and that still cover the needs of their employees. This is something we are of course tackling, and we are developing the solutions that our customers want.

On this background, can FJH return to its familiar path to growth in the current fiscal year?

Prof. Dr. Manfred Feilmeier: First of all, we need to balance the losses we sustained last year. Certainly, we won't be able to achieve the same strong revenues that we had in the past in a short space of time, but we will definitely be taking a major step towards reaching that point in 2004.

What can investors and shareholders in FJH AG expect in 2004?

Prof. Dr. Manfred Feilmeier: As regards what stock exchange investors can expect in general, they must decide that for themselves. What they can expect from us, from FJH, is the fact that, through constructive work and new business agreements, we will once again start to gradually bring about positive development – in the interests of our shareholders, but also of our business partners, clients and employees. For 2004, therefore, we predict that there is once again scope for a rise in the FJH share.



PENSION PROVISION – A GROWTH MARKET

"GERMANY EN ROUTE TO BECOMING A PENSIONERS' REPUBLIC", "PENSIONS SYSTEM ON THE BRINK OF COLLAPSE", "INCREASES ONLY IN COMPANY PENSION PROVISION".

The subject of old-age pension provision makes the headlines in the media virtually every day, and over recent years has become more explosive than almost any other issue. The German system of social security for the elderly is facing challenges – the like of which it has never faced before. Alternatives such as private and company-related pension schemes need to be extended – in difficult economic times. Certainly, urgently-needed reforms have been introduced, however their introduction is throwing up new questions. Now more than ever, professional consulting, solutions and implementation expertise are being demanded in this situation for the ideal configuration of old-age pension provision systems – on the part of companies, pensions-paying institutions, insurance companies, state-led offices and private individuals. This is a field in which FJH took up a new position in 2003: the growth market of old-age pension provision.

Part of the growth is created by people's increasing life expectancy and the growing number of older people among the population. Today, one in four Germans is already over 60 years old – and the trend is moving sharply upwards. At the same time, the number of births and employees is falling. There is an urgent need for politicians, associations and trade unions to take action – the state-led pension must be placed on a new basis, while the two other pillars of old-age pension provision – private and (most importantly) company pensions – must be strengthened.

When the reforms are being created, good advice, professional expertise and experience are called for. HEUBECK AG, which has been part of FJH AG since May 2003, has been providing consulting services for five decades, with analyses, evaluations and expert assessments for companies, for the players on the political stage and for associations. It has hence played a part in shaping the forthcoming changes to old-age pensions right from the start.

The political decisions taken now and in the future are changing and will change the framework conditions of the pension provision market. The individuals making the demands – i.e. companies, employers, private individuals – and the providers – i.e. financial service providers, insurance companies and pensions-paying institutions – must adjust to these. They need to put together new solutions and adapt their systems to the new developments.

Today and over the next few years, there will be a large additional demand for consulting services and software products which will enable players to find the right solutions for them, perform administration in as cost-effective a way as possible and ensure a capital investment that is both low-risk and high-yield.

The major potential for this lies in company pension schemes. Fewer than 50 per cent of employees can stake a claim on this provisions vehicle. In the next five or six years, however, this figure is set to rise to 90 per cent. Virtually all companies will be offering a company-related pension scheme in some form or another. The trigger for this development was the Riester reform, with the paradigm shift from investment-financed old-age pensions to the promotion of capital-backed pension provision.

This reform has made new forms of access, implementation pathways and provisions products possible. At the same time, companies and institutions are facing major challenges that they can scarcely overcome on their own. The need for consulting services to provide answers to business management, HR policy and taxation law questions is growing. So is the demand for software that implements and internally embeds the administration of insurance acceptances into existing HR management systems.

One crucial question that came about this year for companies is that of the balance sheet reporting practices adopted for company pension reserves. "There are time bombs ticking away in the balance sheets of major German companies", wrote one major newspaper on the subject.

The obligatory balance sheet reporting practices based on international financial reporting standards (IFRS) will cast their shadows over capital market-orientated companies from 2005 onwards.

Many large companies have accommodated this by "outsourcing" their pensions obligations to pension trusts or pension funds. Small and medium-sized businesses, on the other hand, have still failed to recognise the explosive nature of the issue in many cases. They face problems, which will come into being at the very latest with the introduction of ratings for their creditworthiness when trying to procure capital. For FJH, and especially for its subsidiary Heubeck, this will result in an additional field of activity for consulting and implementation services relating to company pension schemes.

On the other side, the offer side, the Riester reforms have created new opportunities for pensions-paying institutions, financial service providers and insurance companies. In 2003, pension funds noted an increase of around 130 per cent in new business for company-related pension schemes. Based on the additional contribution revenues for company-related pension schemes alone, it is estimated that revenues will rise five-fold to over 20 billion Euro over the next five years. Company pension schemes will therefore become the main growth market for German insurers.

Providers must adopt new positions and adjust to the increasing levels of competition. Hence software systems must be optimised to suit the specific needs of corporate pension schemes and insurance companies. Data preparation and analysis needs to be reorganised, while workflows need to be streamlined and accelerated in order to shorten processing times and reduce costs. This in turn means that insurance companies and financial service providers can offer more efficient products and services on a competitive market.

A further growth area in this context is the adoption of existing company pension scheme benefit commitments by pension funds. This throws up new questions both for the offering and the administration of company pension systems. With the tabled Old-Age Incomes Act (AEG), the framework conditions for pension funds are set to change markedly. In particular, the transfer of service plans to pension funds will be promoted. This in turn will mean that the industry will demand administration systems and thus software solutions at short notice.

Company pension schemes remain a highly complex area of business, particularly in view of their dependency on the development of politically well-informed opinion. Every change to the legal framework conditions requires immediate system adaptation – both on the part of the providers and the consumers. FJH facilitates superlative consulting and system implementation for both sides, thus profiting doubly from the high level of growth-orientated dynamism.

Distribution of Old Age Income
International comparison


%
100
90
80
70
60
50
40
30
20
10
0
D
NL
CH
GB
USA
Source: DIA 1999
Company Pension
Private Pension
State-led Pension

Share of Employees in the Private Industry
in Germany with Company Pension


%
100
90
80
70
60
50
40
30
20
10
0
2001
2002
2003
2010*
Source: Infratest 2003
*Forecast Heubeck
Employees with Company Pension

THE FJH SHARE

FROM THE NEUER MARKT TO THE PRIME STANDARD, FROM THE NEMAX 50 TO THE TECDAX INDEX – GERMANY'S STOCK EXCHANGE SYSTEM UNDERWENT A FUNDAMENTAL REFORM IN 2003. THE LAUNCH OF THE NEW INDICES ALSO ESTABLISHED A NEW STANDARD WITH THE INTRODUCTION OF MORE STRINGENT REQUIREMENTS ON TRANSPARENCY AND QUALITY FOR LISTED STOCKS.

As a technology stock with high potential for growth, the FJH share was at the forefront of this new era and was included in the newly established TecDAX technology index of just 30 stocks in March 2003. This was a tremendous award for the FJH share, enabling it to continue its successful rise to premier league status.

FJH's inclusion in the TecDAX index also heightened interest in the Company's shares by analysts, investors and the media. By organising analyst and investor conferences in Germany and other countries as well as through individual dialogues, the Company provided regular information on its development and plans. At the same time, the dividend ensured that shareholders again participated in FJH's success. At the AGM on 26 June 2003 it was decided to increase the dividend to 0.70 Euro for 2002 from the preceding year's dividend of 0.60 Euro. This represented an increase of just under 17%.

During the first three quarters of the year, the price of the FJH share developed along similarly favourable lines as the TecDAX index and even outperformed the index at times. The share recorded its highest price of 28.07 Euro in August. However, it fell sharply in November, remaining at 15.00 Euro for a short time. This was the result of an anonymous charge against those in positions of responsibility at FJH AG. Although the allegations made in the charge were quickly dispelled as unfounded and the Public Prosecutor discontinued his investigations after just a few weeks, the share price was unable to recover fully from these events and closed the year at 19.20 Euro, slightly below its price at the start of the year.

Financial Calender 2004

Financial statements press conference	25 March 2004
Analysts' conference	25 March 2004
Quarter 1 report	06 May 2004
Annual General Meeting	24 June 2004
Quarter 2 report	12 August 2004
Quarter 3 report	11 November 2004

SHAREHOLDER STRUCTURE

The acquisition of HEUBECK AG and the merger of the company with FJA AG to form FJH AG in May 2003 added ROTONDA DREISSIG Vermögensverwaltung GmbH to the list of major shareholders. On behalf of Prof. Dr. Klaus Heubeck, the company administers the 570,000 shares that were created under a non-cash capital increase in October 2003 and that represented part of the purchase price for HEUBECK AG. Rotonda Dreißig now holds around 6.93% of the shares. As the capital increase raised the total number of shares to 8,220,000, this automatically meant that the percentage of shares held by FJA's two founders, Prof. Dr. Manfred Feilmeier and Michael Junker, fell slightly and now amounts to 23.69% each. In absolute terms, the number of shares held by the two founders has remained the same at 1,946,947 shares each.

ISIN	DE0005130108
Stock exchange abbreviation	FJH
Reuters abbreviation	FJHG
Sector / industry group	Software
Type of share / denomination	No-par-value ordinary bearer shares with a nominal value of 1 Euro
First stock exchange listing	21 February 2000
Share capital	8,220,000 Euro
Authorized capital in no. of shares	8,220,000
Free Float[1]	45.69%
Market segment	Prime Standard TecDax premium index
Earnings per share 2003	0.55 Euro

[1] Freefloat Definition according to the Deutsche Börse

CORPORATE GOVERNANCE

The success enjoyed by the companies FJA AG and HEUBECK AG resulting in FJH AG has always been largely attributable to the Company's deep-rooted tradition within the market and to its sound and consistent management. Using this key asset as a basis, the Company has long maintained a relationship of trust with its customers, employees and shareholders. It was therefore only natural that FJH AG should comply with the recommendations contained in the German Corporate Governance Code in the version issued on 21 May 2003 and implement the recommendations with only a few exceptions.

The official declaration of conformity issued by the Executive Board and the Supervisory Board of the Company is permanently accessible by the public on FJH AG's home page at www.fjh.com.

The Company deviates slightly from the recommendations contained in the German Corporate Governance Code in certain cases. These are detailed below, together with an explanation of the reasons for such differences.

DEDUCTIBLE FOR D&O INSURANCE

Among other things, No. 3.8 of the Code recommends that an appropriate deductible be agreed if the Company takes out D&O insurance (directors and officers' liability insurance) for members of the Executive Board and the Supervisory Board. FJH AG does not believe that the high levels of motivation and responsibility already shown by the members of the Executive Board and the Supervisory Board of FJH in carrying out their duties can be further improved by applying such a deductible. FJH therefore has no plans to amend its current D&O insurance policy, which does not provide for any deductible for members of the Company's organs.

REMUNERATION OF EXECUTIVE BOARD MEMBERS

In para. 2 of No. 4.2.3, the Code recommends excluding any retroactive changes to performance targets or comparison parameters as a basis for measuring variable remuneration for the Executive Board. However, FJH AG is of the opinion that a retroactive change in performance targets or comparison parameters is permissible and appropriate if necessitated due to influences that are clearly external. This may, for example, include tax changes, changes in the law or company acquisitions that could not previously be identified in terms of their amount or actual materialisation.

The same paragraph also recommends that when formulating stock option schemes or other variable remuneration components, a possibility of limitation (cap) should be agreed for extraordinary, unforeseen developments. FJH AG is of the opinion that there is no need to implement the change to its current stock option scheme that would otherwise be necessary under this provision as the scheme already specifies strict conditions in terms of base price and prerequisites for exercising options. When planning future stock option schemes or other variable remuneration components, FJH AG will decide on a case-by-case basis whether and to what extent a possibility of limitation appears appropriate and necessary.

Furthermore, the following paragraph of No. 4.2.3 suggests that the salient points of the remuneration system should be published and information provided on the value of stock options. FJH AG does not intend to provide information on the concrete form of a stock option scheme or comparable remuneration system over and above the existing requirements under company law.

In Nos. 4.2.4 and 5.4.5 the Code recommends that remuneration of the members of the Executive Board and the Supervisory Board be reported in the notes to the consolidated financial statements on an individualised basis and subdivided according to components. However, FJH AG is of the opinion that individualised information is not compatible with the protection of personal rights and that the Company should therefore refrain from providing such information.

APPOINTMENT OF MEMBERS TO THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD

Among other things, Nos. 5.1.2 para. 2 and 5.4.1 of the Code recommend setting age limits for Executive and Supervisory Board members. FJH AG does not set any age limit for members of the Supervisory Board because FJH AG believes that setting such a limit represents an inappropriate restriction of shareholder rights to elect Supervisory Board members. Similarly, FJH AG does not set any age limit for Executive Board members as this would represent a wholesale restriction on the Supervisory Board as regards its choice of suitable members for the Executive Board.

FORMATION OF SUPERVISORY BOARD COMMITTEES

Under Nos. 5.3.1 and 5.3.2, the Code suggests that depending on the specifics of the enterprise and the number of its members, the Supervisory Board should form committees with sufficient expertise. However, FJH AG's Supervisory Board consists of only three members. In view of the specific circumstances of FJH AG and the close cooperation on the Supervisory Board, the Company does not believe there are any grounds for forming separate committees.

DECLARATION PURSUANT TO § 161 OF THE GERMAN STOCK CORPORATION ACT [AKTG] ON COMPLIANCE WITH THE GERMAN CORPORATE GOVERNANCE CODE BY FJH AG

In accordance with § 161 of the German Stock Corporation Act [AktG], the Executive Board and the Supervisory Board of FJH AG hereby declare that the recommendations of the "German Corporate Governance Code" Government Commission in the version dated 7 November 2002 – as published in the electronic Federal Gazette [Bundesanzeiger] on 26 November 2002 – were in principle complied with from the time of the first declaration of conformity in December 2002 until the revision of the German Corporate Governance Code on 4 July 2002. The recommendations under Nos. 3.8, 4.2.3 sentence 5, 5.1.2 para. 2 sentence 3, 5.3.1, 5.3.2 and 5.4.1 sentence 2 of the German Corporate Governance Code were not applied.

Since 4 July 2003 the recommendations of the "German Corporate Governance Code" Government Commission in the version dated 21 May 2003 – as published in the electronic Federal Gazette [Bundesanzeiger] on 4 July 2003 – have been and are being complied with in principle. The recommendations under Nos. 3.8, 4.2.3 para. 2 sentence 3 and sentence 4, 4.2.3 para. 3, 4.2.4 sentence 2, 5.1.2 para. 2 sentence 3, 5.3.1, 5.3.2, 5.4.1 sentence 2 and 5.4.5 para. 3 sentence 1 have not been and are not being applied. No. 3.10 sentence 2 will also be complied with from the date of publication of the annual report for the fiscal year 2003.

Munich, December 2003

For the Executive Board

Prof. Dr. Manfred Feilmeier
(Chief Executive Officer (CEO))

For the Supervisory Board

Prof. Dr. Elmar Helten
(Chairman of the Supervisory Board)

REPORT OF THE SUPERVISORY BOARD

Throughout the 2003 financial year, the Executive Board kept the Supervisory Board informed about the company's position and its individual areas of activity by means of written and verbal reports. In a total of four ordinary meetings the Supervisory Board carried out the duties incumbent upon it under the articles of association and by law. In addition to the statutory meetings, one extraordinary meeting was convened at which the Supervisory Board was informed of the complaint that had been filed anonymously and that became known at the beginning of November 2003, and of the planned defence measures. No time was lost in sending the necessary documents to the Public Prosecutor and submitting a special expert report prepared by KPMG Bayerische Treuhand AG to prove that regulations were being complied with, and the allegations contained in the complaint were therefore quickly dispelled. In mid-December 2003 the Public Prosecutor discontinued the preliminary investigation that had been initiated. In addition, many specific departmental issues were discussed in detail in individual meetings with members of the Executive Board.

Having consulted the minutes of the Executive Board meetings, the Supervisory Board noted all important business transactions mentioned therein, as well as the merger with HEUBECK AG, of Cologne, current and future development of revenues and results, and also the company's strategic direction. The intensive discussions during Supervisory Board meetings focused on issues relating to personnel, financial and investment planning. Special attention was paid to discussing a cost-reduction programme, the reorganisation of the business divisions and key projects relating to product development with the members of the Executive Board. Together with the Executive Board, the Supervisory Board is convinced that these measures have created the conditions necessary in order to improve FJH AG's competitive position still further in an increasingly difficult market environment. Furthermore, the Supervisory Board ensured that the change in the market situation and any additional possible risks resulting from the anonymous complaint were discussed promptly with the Executive Board.

Finally, detailed discussions were also held with the Executive Board on the German Corporate Governance Code after changes were made to the version dated 7 November 2002, and on the implications for FJH. Subsequently, in December 2003, the Supervisory Board issued a joint declaration with the Executive Board pursuant to § 161 of the German Stock Corporation Act (Aktiengesetz) stating that apart from a few non-mandatory provisions, FJH complies with the "Shall" recommendations of the Corporate Governance Code.

The following changes took place on the Supervisory Board and the Executive Board during the fiscal year: Mr Bernd Dexheimer was appointed an additional member of the Executive Board with effect from 1 May 2003 and Prof. Dr. Klaus Heubeck was appointed an additional member with effect from 15 June 2003. Dr. Rolf Schwaneberg resigned his mandate as a member of the Executive Board with effect from 30 September 2003. We thank Dr. Schwaneberg for the dedication shown in his work for the Company.

Professor Dr. Helmut Köhler resigned his mandate as a member of the Supervisory Board with effect from 31 August 2003. In a decision dated 27 August 2003, the District Court of Munich (Registration Court) appointed Dr. Hermann H. Hollmann to replace him as member of the Supervisory Board from September 2003. We extend our gratitude to Professor Köhler for his constructive and dedicated work and we are particularly pleased that Professor Köhler will still be available to advise FJH in a consultative capacity.

The accounts, the annual financial statements of FJH AG and the consolidated annual financial statements and management report for 2003 of FJH AG and the FJH Group have been audited by Mr Jürgen Risse, Auditor, of Munich and given an unqualified audit certificate. These financial statements and reports and also the audit reports issued by the Auditor were sent to every member of the Supervisory Board. The Supervisory Board discussed them in detail with the Auditor and the Executive Board. In identifying and analysing risks associated with future corporate or market trends, the Auditor discovered no occurrences to be reported to the Supervisory Board as part of the auditing of the annual financial statements.

The Supervisory Board has verified the annual financial statements and consolidated financial statements – including the management reports – that were prepared by the Executive Board and has concurred with the results of the audit; it has approved the annual financial statements and the consolidated financial statements for the year ending 31 December 2003, which are therefore adopted in accordance with Article 172 of the German Stock Corporation Act (Aktiengesetz).

The Supervisory Board approves the Executive Board's proposal with regard to appropriation of the net income shown in the annual financial statements for the year ending 31 December 2003 and recommends that the General Meeting of Shareholders adopt a corresponding resolution.

We would like to take this opportunity to extend our gratitude to all employees and also the Executive Board for their work and co-operation throughout the year in what has been a very challenging environment.

Munich, 29 March 2004

The Supervisory Board

Prof. Dr. Elmar Helten, Chairman

MANAGEMENT REPORT FJH AG / MANAGEMENT REPORT FJH GROUP

FJH's established roots within the financial services sector and the longstanding relationships maintained with many of its customers are important factors that have shaped the Company's development. Over the course of the year, the difficult climate within the insurance sector, which represents our main customer base, affected our own business, too. Although the accusations made against FJH in an anonymous complaint that was filed in October and that became known to the Company and the general public in November were disproved relatively quickly, FJH's sales during the normally buoyant fourth quarter did suffer considerably as a result. Against this backdrop, FJH's overall performance in fiscal year 2003 was weakened but sound.

DEVELOPMENT OF BUSINESS

The insurance software market was characterised by a number of factors in 2003.
The insurance sector faced enormous cost pressures due to the generally unfavourable economic climate and the losses on the capital markets. The continuing debate surrounding the taxation of insurance companies and pension products also generated much uncertainty. Companies within the sector were therefore reluctant to commit themselves to investments.

Nevertheless, FJH's longstanding relationships with its customers helped the company to achieve its targets in the first three quarters of the year. The fourth quarter was then affected by various extraordinary factors that had a clear adverse effect on results.

The anonymous complaint filed against FJH made current and prospective customers wary about extending existing contracts and placing new orders.

Two difficult projects also had to be stabilised.

However, in 2003 FJH also took important steps to secure its future. In May 2003 FJA AG and the well-known company pensions consultant HEUBECK AG merged to form FJH AG. This merger has created a corporate group that covers the entire value-added chain from specialised software solutions to complex consultancy products for the insurance and pensions market. The company is therefore ideally placed to tap the enormous potential offered by the growth market of pension provision.

File No.
82-5077

At the same time, the software portfolio was further developed, securing the company's position as a leading supplier of software solutions for the insurance sector. Here, the main focus was on release 4.2 of FJA Life Factory ®, which was completed during the fourth quarter. It enables insurance companies to develop totally new forms of pension products alongside traditional insurance products; as it also allows cost-effective administration, companies can equip themselves to meet the current challenges faced by the industry. The software's innovative architecture based on the latest thin client technology also enables companies to save on costly software distribution and decentralised maintenance as all modifications only have to be performed on one central server. At the same time this architecture means insurers can transfer some of their business processes to the front office, to brokers or even to end customers, thereby achieving even further savings.

Life Factory ®'s major new release generated a great deal of interest and has already been placed with a number of well-known companies. Ongoing major projects and new projects acquired meant that overall capacity utilisation was relatively satisfactory.

However, the disappointing performance during the normally buoyant fourth quarter meant we were unable to achieve the earnings targets for the year as a whole. In January, therefore, we announced that the net income for the year would be lower than expected. In January and February, planning for 2004 for the stabilised projects revealed that further expenses may be incurred in 2004. Corresponding provisions were therefore formed. Including these provisions, the net income for the year amounted to 4.3 million Euro (2002: 16.5 million Euro). EBIT reached 6.9 million Euro (2002: 25.5 million Euro) and revenues for the year were around 120.1 million Euro (2002: 130.2 million Euro).

BALANCE SHEET STRUCTURE

In fiscal 2003, consolidated total assets amounted to 169.2 million Euro (2002: 128.5 million Euro). The equity capital ratio fell to 66.9%, primarily because the takeover of HEUBECK AG was partly financed by borrowed funds.

The balance-sheet item "unbilled receivables" rose again during the first three quarters, but by the end of the year it had fallen again by several million Euro. It is to be further reduced over the medium-term.

SEGMENT REPORTING

In addition to its head office in Germany, FJH AG has subsidiaries in Switzerland, Austria and the USA. There is also a majority participation of 80% in FJA OdaTeam in Slovenia. The revenues of Insiders Technologies GmbH have not been consolidated because it is a minority interest.

During the first three quarters in particular, basic capacity utilisation in Germany through ongoing major projects was comparatively good, taking into account the situation of the industry as a whole and also external factors. Although the continuing difficult market environment meant customers were somewhat reticent in awarding new major projects, various new orders were nevertheless secured. In addition, marketing and sales development activities were further strengthened and the conditions and potential created for offering tailor-made products and services to the extended customer base gained through the merger with HEUBECK AG.

In Germany, a central focus was the integration of HEUBECK AG; this was pursued with vigour and the process should be completed within two years. As a new subsidiary, the company was consolidated for the first time in the third quarter. In 2003, HEUBECK AG's contribution of 0.2 million Euro to the net income related to an incomplete fiscal year covering only the second half of the year, which is traditionally weaker; revenues amounted to around 4.6 million Euro.

Overall, revenues in Germany including HEUBECK amounted to 99.4 million Euro.

Capacity utilisation at FJA-US was satisfactory due to operational rollout of existing orders at leading insurers such as United Health in the USA or the Suncorp Group in Australia. Activities also focussed on securing new orders. Overall, FJA-US generated revenues of 3.2 million Euro.

In Switzerland, the major project for Basler Lebens-Versicherungs-Gesellschaft progressed according to plan. In Austria, the project for BAWAG Versicherung continued to make progress. In Eastern Europe our Slovenian subsidiary FJA OdaTeam won several new orders, including Credit Suisse in Prague. Overall, revenues amounted to 15.4 million Euro in Switzerland, around 1.3 million Euro in Austria and approximately 812 thousand Euro in Slovenia.

File No.
82-5077

COSTS AND PRICES

The cost-reduction programme launched at the beginning of 2003 to reduce operating expenses proved successful and the target 10% reduction was achieved. There was a small rise in the costs of purchased services, in line with the rate of inflation.
The prices for invoiced advisory services and FJH software licences remained relatively stable.

RESEARCH & DEVELOPMENT AND INVESTMENTS

To ensure the company remains competitive and enable it to tap new potential for growth, extensive funds were again invested in research and development during 2003.

A key focal point was FJH's core product, FJA Life Factory ® release 4.2, which was completed during the fourth quarter. This standard software will equip insurers to meet the challenges arising from the current discussions on reform. For example, the new release enables not only traditional insurance products to be mapped, but also makes it possible to develop and manage totally new forms of pension products including so-called "Rürup products". These new products take the form of pension insurance and are a focal point of the Old-Age Incomes Act (Alterseinkünftegesetz) that is currently under discussion. FJA Life Factory ® 4.2 allows insurers to gain a critical competitive edge as they can react flexibly to demands imposed by the legislator and respond more quickly to market requirements.

Additional investments were channelled towards enhancing the Asset Liability And Model Office System ALAMOS to create a comprehensive actuarial system. In future, this software, which has been supplemented with key components in close cooperation with leading insurers, will provide insurers and company pension providers with support for key tasks relating to corporate control. This includes, for example, statutory conversion to international IAS/IFRS accounting standards by 2005 as well as the implementation of the solvency reform (Solvency II) that is currently being discussed and drawn up at EU level. These will, among other things, also affect the ratings of insurance companies.

The merger with HEUBECK AG represented a key investment during the year under review and has set an important course for the future. It has created a corporate group that covers the entire value-added chain from specialised software solutions to complex consultancy products for the insurance and company pensions market. The company is therefore ideally placed to tap the enormous potential offered by the growth market of pension provision. Integrating the merged companies has enabled us to pool expertise in the field of pension provision.

In addition to being Chairman of the Executive Board of HEUBECK AG, Prof. Dr. Klaus Heubeck has also assumed responsibility for the entire field of pension provision within the Executive Board of FJH AG. Using this pooled knowledge as a basis, existing products have already been enhanced and new consultancy offerings introduced and this process will be continued in future.

EMPLOYEES

Excluding the effects of the merger with HEUBECK AG, the number of employees remained relatively stable. As planned, recruitment activities focussed on appointing specialist and management employees with the expert knowledge that is vital to FJH. Some highly qualified new employees were recruited. At the same time, the FJH Group has significantly strengthened its expertise in the field of pension provision through the merger with HEUBECK AG. The merger added a total of 78 employees. The number of people employed by the FJH Group therefore rose from 973 in the preceding year to 1,034 as of the reporting date of 31 December 2003.

The merger with HEUBECK AG also led to some changes on the Supervisory Board and on the Executive Board of FJH AG. Prof. Dr. Helmut Köhler resigned his position on the Supervisory Board; he was succeeded by Dr. Hermann H. Hollmann, member of the Executive Board of Ford-Werke AG. This is intended to ensure that the Supervisory Board of FJH AG reflects the company's expanded customer base, which now includes numerous renowned industrial customers following the merger with HEUBECK AG.

At the same time, there was a change in the composition of the Executive Board of FJH AG. Prof. Dr. Klaus Heubeck, who is also Chairman of the Executive Board of HEUBECK AG, was appointed to the Executive Board of FJH AG with responsibility for the field of pension provision; Bernd Dexheimer was also appointed to the Executive Board. He has longstanding management experience in the financial services and software industry, particularly in the field of standard software. On 30 September 2003, Dr. Thomas Meindl assumed additional responsibility for Human Resources, which had previously been an independent Executive Board function. At the same time Dr. Rolf Schwaneberg, who had until then held Executive Board responsibility for Human Resources, resigned his position on the Executive Board.

There were also changes on the Supervisory Board of HEUBECK AG in 2003, with Prof. Dr. Manfred Feilmeier taking over the position of Chairman from Herbert Zimmer; he has remained on the Supervisory Board and is now Deputy Chairman.

ORDER POSITION

The order position developed quite satisfactorily during the first three quarters of 2003 given the difficult economic environment and the reluctance to invest shown by the insurance industry. Basic capacity utilisation was ensured through ongoing projects, where important milestones were reached and planned rollouts of software implemented.

Various new orders were also won during the first nine months. A major focus was on private and company pension provision, with additional companies opting for FJA's subsidy administration system, FJA Zulagenverwaltung ®. Also sales development activities in Eastern Europe were very successful, with additional insurance companies acquiring licences for the streamlined portfolio management system SymAss. This included Credit Suisse, which is planning to implement the system at its subsidiaries in the Czech Republic and Slovakia.

The extensive additional technical features helped persuade another well-known insurance company to switch to the new 4th generation release of FJA Life Factory ®. FJA's expertise in the migration of insurance portfolios was also in demand.

HEUBECK AG has also acquired a number of new clients. Several renowned industrial companies have ordered expert reports and consulting services from the pensions specialist.

During the fourth quarter, the aforementioned extraordinary factors resulted in a marked reticence to place new orders and extend existing orders. It is also important not to underestimate the impact of the pronounced uncertainty within the insurance sector emanating from the ongoing discussion on the fiscal treatment of insurance companies, preferential treatment for different forms of insurance and from the discussion on other framework conditions relating to politics.

DIVIDENDS AND EVENTS OF PARTICULAR IMPORTANCE

Dividends

As in the past, FJH ensured its shareholders participate in the company's success for the 2002 fiscal year through its dividend. In accordance with the resolution adopted at the AGM on 26 June 2003, a dividend of 0.70 Euro per share was distributed to all shareholders. This represents an increase of just under 17% on the previous year.

Inclusion in the TecDAX index

In December 2002, FJH applied to be included in the German Stock Exchange' s new Prime Standard Index when the Stock Exchange underwent reorganisation in 2003 and FJH shares have been quoted in the Prime Standard index since 1 January 2003. In March 2003 the company was also admitted to the TecDAX technology index.

Change of name and capital increase

In order to make the outside world aware of the significance of the merger between FJA and HEUBECK, the name of the holding company was changed from FJA to FJH with effect from 15 July 2003. The name FJH is made up of the initials of the company's three founders: Feilmeier, Junker and Heubeck. The well-established and renowned subsidiaries such as FJA Feilmeier & Junker GmbH or HEUBECK AG have retained their existing names under the umbrella of the holding company.

Part of the purchase price for HEUBECK AG was paid in the form of 570,000 shares. An increase of non-cash capital corresponding to this number of shares was therefore effected in October 2003. The number of shares therefore rose to 8,220,000. The 570,000 shares from the capital increase are managed on behalf of Prof. Dr. Klaus Heubeck by ROTONDA DREISSIG Vermögensverwaltung, which now holds 6.93% of all shares. As the total number of shares has risen as a result of the capital increase, the respective percentages of shares held by FJA's two founders, Prof. Dr. Manfred Feilmeier and Michael Junker, have fallen from 25.46% each to 23.69%.

Anonymous complaint

An anonymous complaint was filed in October 2003 and distributed to the media in November; this was the moment that FJH first became aware of the complaint. Among other things, it claimed that some of FJH's accounting procedures were incorrect. The company immediately rejected these accusations in their entirety. By openly answering all questions put by the Public Prosecutor and submitting an expert report from the auditors KPMG Bayerische Treuhand, FJH helped ensure the Public Prosecutor's investigations progressed swiftly. These investigations were then dropped before the end of the year.

Nevertheless, the events had a detrimental impact on FJH's business activities during the fourth quarter as they generated uncertainty among existing and prospective new customers who delayed placing new orders. Also, the work in refuting the claim significantly tied up management capacities, which could then not be devoted to securing new orders.

There are no events of particular significance to report since the end of the fiscal year under review.

RISKS

As a supplier of consultancy services and specialist software for financial service providers, FJH is heavily focussed on one sector; to a certain extent, therefore, the company is always dependent on developments within this market. At the same time, the concentration on the financial services sector represents a major competitive advantage as the company has an excellent knowledge of the market's requirements and can often anticipate new developments when creating new products. Furthermore, the sector offers huge potential for growth from which FJH will benefit. Due to demographic trends in Germany and Central Europe it can be assumed that the field of pension provision in particular will experience continued long-term growth and that new products will be added that call for additional new software solutions.

Nevertheless, it is impossible to rule out temporary fluctuations within the insurance sector, for example on account of the capital markets or – as in 2003, for example – due to political framework factors.

To counter any overdependency on one sector, the customer base was broadened through the merger with HEUBECK AG and expanded to include renowned industrial companies as well as professional associations, trade unions, ministries and government agencies.

FJH's business model and the nature of the company's business relations, combined with the time-critical implementation of strategic projects, resulted in a considerable rise in the balance-sheet item "receivables" in recent years. According to IAS 11 (percentage-of-completion method), finished and unfinished products are shown as revenues and recorded under the item "unbilled receivables". Following a further rise in this item in the first three quarters of the year, it was significantly reduced during the fourth quarter. The company aims to achieve a substantial reduction in this item over the medium-term.
In general, the increasing pace of IT innovation cycles and the constant changes with the financial services sector harbour a risk that new trends will not be recognised in time or will be incorrectly evaluated. FJH counters this risk through close cooperation and consultation with its customers, who are traditionally viewed as partners. Added security is provided through close observation of the markets and committed work in key bodies and organisations within the sector. This helps ensure that in future, too, FJH will retain its innovative edge and continue to offer leading products.

OUTLOOK

The impact of the extraordinary effects of the fourth quarter of 2003 will continue to be felt during the first two quarters of the 2004 fiscal year. FJH has intensified its sales development activities and expanded its sales department accordingly. The question surrounding the taxation of insurance companies and pension products should also be clarified at political level by the middle of the year; we are therefore optimistic that business will start to take off again during the second half of the year and that over the medium term, we will see a return to the strong income levels to which we have become accustomed.

Our enhanced product portfolio gives us further reason to be optimistic. Last year's investments in the new release 4.2 of FJA Life Factory ®, the further development of the Asset Liability And Model Office System ALAMOS in line with Solvency II and other new developments have given us a decisive competitive edge and will enable us to benefit from the new product trends within the insurance sector. The market's initial response to these solutions has been extremely positive.

These investments form part of our strategy to further develop and enhance our consulting services and software solutions for insurance companies and consolidate our leading position in this market segment. Other key areas of strategic emphasis over the next few years will also include the expansion of our activities in the growth markets of pension provision and the development of our Eastern European business.

In the field of pension provision, the merger with HEUBECK AG has helped us create an important base from which to benefit from the tremendous potential for growth offered by this market. Experts predict that the field of company pension provision in Germany alone will see an increase in additional premium volumes from around 4 billion Euro in 2002 to between 20 and 30 billion Euro in 2008. Demographic development, new statutory provisions such as the pension reform combined with a growing awareness of the need for additional pension provision will generate a marked rise in demand for new consulting and software offerings and open up significant additional market opportunities for FJH over the coming years. The merger and the resultant pooling of expertise means that FJH is ideally placed to help pension product suppliers meet the challenges faced within the sector. Key areas include the development of new concepts for company pension provision and innovative products for personal pension provision.

In addition, we believe that the Eastern European insurance market offers major potential for growth. This is still a fledgling market, and there is a significant need to equip companies with the necessary software. Our streamlined portfolio administration system SymAss is already well established in this market and has first-class references with companies such as Credit Suisse and Signal Iduna. We believe this provides us with a good springboard for expanding our business in Eastern Europe still further.

On the whole, therefore, FJH is well equipped to forge long-term benefits from the economic recovery that is expected to set in from the middle of the year.

Munich, 9 March 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNT (IAS) FOR THE FISCAL YEARS 1 JANUARY TO 31 DECEMBER 2003 AND 2002

		1/1/-31/12/2003	1/1/-31/12/2002
		€	€
Revenues		**120,135,552**	**130,212,415**
Cost of purchased services and materials		-2,749,381	-5,680,619
Personnel expenses	VII. 25[1]	-75,015,585	-66,668,562
Other operating income	VII. 1	2,513,372	1,608,311
Other operating expense	VII. 2	-32,304,683	-28,097,896
Depreciation/amortization of intangible fixed assets and property, plant and equipment	VII. 3	-5,650,250	-5,892,576
Operating income		**6,929,025**	**25,481,073**
Interest income/expenditure		662,312	2,010,869
Income/expense from participations	VII. 4	13,570	4,655
Income/expense from associated companies	VII. 5	-124,321	-149,214
Foreign currency exchange gains/losses		-309,996	-459,400
Result before income taxes		**7,170,590**	**26,887,983**
Income tax	VII. 6	-2,655,276	-10,385,138
Result before minority interest		**4,515,314**	**16,502,845**
Minority interest	VII. 21	-176,426	-15,552
Net income		**4,338,888**	**16,487,293**
Earnings per share (basic)	VII. 7	0.55	2.16
Earnings per share (diluted)	VII. 7	0.55	2.16
Weighted average shares outstanding (basic)		7,935,000	7,650,000
Weighted average shares outstanding (diluted)		7,935,000	7,650,000

[1] Further details in the following Notes

File No.
82-5077

BALANCE SHEET

CONSOLIDATED BALANCE SHEET (IAS) AS AT 31 DECEMBER 2003 AND 2002

ASSETS

		31/12/2003		31/12/2002	
			€		€
Current assets					
Cash and cash equivalents			3,492,878		8,448,997
Marketable securities	VII. 9[1]		20,125,382		25,651,903
Trade accounts receivable	VII. 10		84,559,746		70,780,209
billed receivables		15,694,650		16,585,741	
unbilled receivables		68,865,096		54,194,468	
Prepaid expenses and other current assets	VII. 11		9,602,066		5,889,528
Total current assets			**117,780,072**		**110,770,637**
Fixed assets					
Property, plant and equipment	VII. 12		9,329,978		13,071,437
Intangible assets	VII. 13		2,318,936		0
Associated companies	VII. 14		603,000		725,786
Financial assets	VII. 15		67,496		53,810
Goodwill	VII. 13		27,519,113		3,543,571
Deferred tax assets	VII. 6		0		0
Other assets			11,627,250		345,657
Total fixed assets			**51,465,773**		**17,740,261**
Total assets			**169,245,845**		**128,510,898**

[1] Further details in the following Notes

CONSOLIDATED BALANCE SHEET (IAS) AS AT 31 DECEMBER 2003 AND 2002

LIABILITIES AND SHAREHOLDERS' EQUITY

		31/12/2003	31/12/2002
		€	€
Current liabilities			
Short-term debt and current portion of long-term debt	VII. 16[1]	12,313,894	451,641
Trade accounts payable	VII. 17	897,253	2,033,775
Accruals	VII. 18	6,348,983	6,618,571
Income tax payable	VII. 6	1,009,878	643,887
Other current liabilities	VII. 19	12,974,827	11,745,227
Total current liabilities		**33,544,835**	**21,493,101**
Long-term liabilities			
Long-term debt	VII. 16	16,454,107	451,641
Deferred taxes	VII. 6	3,790,239	4,111,441
Pension provision	VII. 20	1,973,155	1,153,469
Minority interest	VII. 21	236,662	68,928
Total long-term liabilities		**22,454,163**	**5,785,479**
Shareholders' equity			
Share capital of FJH AG	VII. 22	8,220,000	7,650,000
Capital reserves of FJH AG	VII. 22	65,972,589	53,945,589
Consolidated revenue reserves		47,040	49,555
Consolidated profit		39,130,315	40,146,427
Accumulated other overall result	VII. 24	-123,097	-559,253
Shareholders' equity		**113,246,847**	**101,232,318**
Total liabilities and shareholders' equity		**169,245,845**	**128,510,898**

[1] Further details in the following Notes

File No.
82-5077

CONSOLIDATED CASH FLOW STATEMENT (IAS) FOR FISCAL YEARS 1 JANUARY TO 31 DECEMBER 2003 AND 2002

	2003	2002
	€	€
Profit after income tax	4,338,888	16,487,293
Income tax	2,655,276	10,385,138
Profit before income tax	**6,994,164**	**26,872,431**
Adjustments:		
Depreciation of fixed assets	5,650,250	5,892,573
Loss from the disposal of property, plant and equipment	59,793	0
Changes in associated companies based on the equity method	122,786	149,214
Changes in financial assets	-13,686	-4,243
Increase in pension provision	216,717	109,564
Interest income	-1,222,746	-2,116,534
Interest expenditure	380,067	105,665
Changes in:		
Inventories	0	22,383,581
Trade accounts receivable	-10,403,236	-44,644,943
Other assets and deferred items	-6,191,490	-2,015,919
Other accruals	-269,588	-1,663,689
Trade accounts payable	-1,730,693	241,008
Other liabilities and deferred liabilities	-2,739,384	7,731,495
Income tax paid	-5,791,000	-11,205,478
Cash Flow from operating activities*	**-14,938,047**	**1,834,725**

* see Note VII. 28

Table continued on opposite page

Table (continued)

	2003	2002
	€	€
Cash Flow from investing activities		
Acquisition/disposal of marketable securities	3,538,412	8,557,003
Cash outflow due to acquisition of HEUBECK AG	-16,140,121	0
Investments in financial assets/licenses	-2,415,609	-875,000
Investments in property, plant and equipment	-1,626,837	-6,292,106
Cash Flow due to disposal of property, plant and equipment	1,889,932	151,578
Cash Flow from investing activities	**-14,754,222**	**1,541,475**
Cash Flow from financing activities		
Repayment/borrowing of short-term financial debts	27,864,718	-451,641
Dividend payouts	-5,355,000	-4,590,000
Dividend payouts to minority interest	0	-10,891
Interest received	1,222,746	2,116,534
Interest paid	-380,067	-105,665
Cash Flow from financing activities	**23,352,397**	**-3,041,663**
Exchange-rate related changes not relevant for cash flow	1,383,753	384,875
Change in cash and cash equivalents	**-4,956,118**	**719,412**
Cash and cash equivalents at beginning of period	8,448,997	7,729,585
Cash and cash equivalents at end of period	3,492,879	8,448,997

File No.
82-5077

CHANGES IN CONSOLIDATED EQUITY CAPITAL (IAS) FOR FISCAL YEARS 1 JANUARY TO 31 DECEMBER 2003 AND 2002

	Share Capital	Capital reserves	Consolidated revenue reserves	Consolidated profit	Accumulated other overall result	Equity capital
	€	€	€	€	€	€
Position 1 Jan 2002	**7,650,000**	**53,945,589**	**59,096**	**28,250,048**	**-168,450**	**89,736,283**
Dividend				-4,590,000		-4,590,000
Net income				16,487,293		16,487,293
Other			-10,455			-10,455
Appropriation to earnings reserves			914	-914		0
Evaluation of marketable securities					-630,965	-630,965
Difference due to currency conversion					240,162	240,162
Position 31 Dec 2002	**7,650,000**	**53,945,589**	**49,555**	**40,146,427**	**-559,253**	**101,232,318**
Capital increase	570,000	12,027,000				12,597,000
Purchase of own shares						0
Dividend				-5,355,000		-5,355,000
Net income				4,338,888		4,338,888
Evaluation of marketable securities					-136,143	-136,143
Difference due to currency conversion			-2,515		572,300	569,785
Position 31 Dec 2003	**8,220,000**	**65,972,589**	**47,040**	**39,130,315**	**-123,097**	**113,246,847**

I. ACCOUNTING POLICIES

The consolidated financial statements for 2002 and 2003 were prepared in accordance with the International Financial Reporting Standards/International Accounting Standards (IFRS/IAS) of the International Accounting Standards Board (IASB) as applicable at the balance sheet date, 31 December 2003.

The requirements for exemption from preparing consolidated financial statements in accordance with German accounting regulations pursuant to § 292 a of the German Commercial Code (HGB) are fulfilled. Therefore, this report has been supplemented with the information necessary for exemption from the obligation to produce consolidated financial statements and a consolidated management report under German law. This exemption is based on the European Commission Contact Committee's interpretation of the 7th EC Directive.

The companies included in the scope of consolidation applied uniform accounting and valuation methods.

The reporting currency used for 2003 is the Euro (€) and/or thousand Euro (€ thousands) or million Euro (€ millions) and the English method of writing figures has been applied.

II. CHANGES IN ACCOUNTING, VALUATION AND REPORTING PRINCIPLES

In the fiscal year 2003, the earnings contributions from the disposal of marketable securities were shown in the financial result; in 2002 the earnings contributions were still shown under other operating income/expense.

In addition, during the year under review, the depreciation period for some fixed assets relating to hardware was extended by one year in some cases. The resulting reduction in expenditure amounted to 308 thousand Euro.

File No.
82-5077

III. PRINCIPLES OF CONSOLIDATION

1. Subsidiaries

Subsidiaries in which FJH AG holds the majority of voting rights, either directly or indirectly, are fully consolidated.

Thus, at 31 December 2003, the following companies were fully consolidated:

FJH AG, Munich	(FJH AG)
FJA Feilmeier & Junker GmbH (Germany), Munich	(FJA Germany)
FJA Feilmeier & Junker AG (Switzerland), Zurich	(FJA Switzerland)
FJA Feilmeier & Junker Ges.m.b.H. (Austria), Vienna	(FJA Austria)
FJA-US Inc. (U.S.A.), New York	(FJA-US)
FJA Akademie GmbH, Munich	(FJA Akademie)
FJA OdaTeam d.o.o. (Slovenia), Maribor	(FJA OdaTeam)
FJA bAV Service GmbH, Munich	(FJA bAV Service)
HEUBECK AG, Cologne	(HEUBECK AG)
COMPENDATA Gesellschaft zur Verwaltung von Versorgungseinrichtungen mbH, Cologne GmbH	(COMPENDATA GmbH)
HEUBECK-RICHTTAFELN-GmbH, Cologne	(RICHTTAFELN GmbH)

All the above companies, with the exception of FJA Oda Team and FJA bAV Service, are wholly owned, either directly or indirectly, by FJH AG. 80% of the shares of FJA Oda Team and FJA bAV Service are held directly by FJH AG.

Moreover, HEUBECK-FERI Pension Asset Consulting GmbH, Bad Homburg (HEUBECK-FERI), in which FJH AG has an indirect 50% holding, was included in the consolidated financial statements as at 31 December 2003 on a pro-rata basis.

Compared with the preceding year, the scope of consolidation has been increased to include HEUBECK AG, COMPENDATA GmbH, RICHTTAFELN GmbH and HEUBECK-FERI. The shares in these last three companies, which were consolidated for the first time with effect as of 1 July 2003, were acquired when HEUBECK AG's share capital was purchased. For this transaction, a payment of 28.8 million Euro was effected in the form of cash payments (16.0 million Euro plus 0.2 ancillary expenses) and through a capital increase by FJH AG (12.6 million Euro).

For reasons of materiality, it was decided not to apply any retroactive adjustment to the preceding year's figures. Please refer to Note VII. 22 for details of the capital increase effected in connection with the acquisition of HEUBECK AG.

The subsidiaries' result for 2003 and shareholders' equity at 31 December 2003 calculated in accordance with the respective national reporting and valuation principles are as follows:

	Shareholders' equity at 31/12/2003	Result 2003
	€ thousands	€ thousands
FJA Germany	14,671	-4,189
FJA Switzerland	10,290	3,026
FJA Austria	1,495	876
FJA-US	-4,501	177
FJA Akademie	21	6
FJA OdaTeam	687	517
FJA bAV Service	523	366
HEUBECK AG	4,866	88
COMPENDATA GmbH	88	67
RICHTTAFELN GmbH	112	26
HEUBECK-FERI	304	225

2. Associated Companies

In the consolidated financial statements, associated companies in which FJH AG directly or indirectly holds between 20% and 50% of the voting rights are valued in accordance with the equity method.

As at 31 December 2003, the following company was valued using the equity method:

Insiders Technologies GmbH, Kaiserslautern (INSIDERS)

FJH AG acquired 35% of the share capital of INSIDERS with effect from 1 July 2002.

The result for 2003 and the shareholders' equity as at 31 December 2003 of INSIDERS are as follows:

	Shareholders' equity at 31/12/2003	Result 2003
	€ thousands	€ thousands
INSIDERS	767	-240

3. Consolidation Methods
In principle, the consolidated financial statements are based on the individual financial statements of FJH AG and the subsidiaries and associated companies included within the scope of consolidation, which have been audited by independent auditors. For FJA-US and FJA OdaTeam, IFRS/IAS reporting packages were used and these were subject to a review by independent auditors.

Inter-company transactions are eliminated for consolidation purposes.

For the fully consolidated companies, capital is consolidated by the benchmark method of IAS 22 and the acquisition costs of acquired shares are offset against the fair value of the subsidiary's proportionate shareholders' equity at the time of acquisition.

For HEUBECK-FERI, which represents a joint venture, pro-rata consolidation is applied in accordance with the benchmark method of IAS 31.

In accordance with the transitional rules of IAS 22, for companies acquired prior to 1 January 1995 we continued to offset the goodwill on capital consolidation against provisions. This affects the goodwill of FJA Switzerland and part of the goodwill of FJA Germany that arose prior to 1 January 1995.

In accordance with IAS 22, for companies acquired between 1 January 1995 and 31 December 2002, the goodwill arising was capitalized in accordance with IAS 22 and amortized by the straight-line method over ten years. This affects the goodwill of FJA-US and FJA Oda Team, as well as part of the goodwill of FJA Germany arising after 1 January 1995. This part of FJA Germany's goodwill was originally related to FJA Innosoft GmbH, which was merged into FJA Germany as of 1 January 2002.

FJA Austria was established in 1996 with a share capital of ATS 1,000,000. FJA Akadamie was formed in 2000 with a share capital of 25 thousand Euro. FJA bAV Service was acquired in 2001 at book value. No goodwill arose here.

The goodwill relating to companies acquired during the 2003 fiscal year was also capitalised. This goodwill relating to HEUBECK AG, RICHTTAFELN GmbH, COMPENDATA GmbH and HEUBECK-FERI will be amortised over 20 years using the straight-line method. The longer depreciation period compared with the goodwill arising prior to 1 January 2003 is due to the fact that the business model of HEUBECK AG and its subsidiaries has proven itself on the market for over 50 years.

Associated companies are valued using the equity method. The equity method is an accounting method where the shares in a company are initially recorded at historical cost and are subsequently adjusted to recognise the shareholder's proportionate share of the changing net assets of the associated company. The profit and loss account shows the shareholders' proportionate share of the associated company's results. At the time of acquisition of INSIDERS in 2002 the goodwill amounted to 398 thousand Euro, which is being amortised over ten years.

IV. PRINCIPLES AND EFFECTS OF CURRENCY CONVERSION

Foreign financial statements were converted to Euro as stipulated in IAS 21, according to the "functional currency" concept. The functional currency is, as a rule, the national currency.

Items on the balance sheet were converted at the middle rates on the balance sheet date. Items on the profit and loss account were valued at their annual average rates. Differences resulting from the conversion of net assets at rates different to the previous year are not reported on the profit and loss account.

	Middle rate on balance sheet date		Annual average rate	
	31/12/2003	31/12/2002	2003	2002
	€	€	€	€
1 USD	0.7964	0.9539	0.8833	1.0572
1 CHF	0.6412	0.6875	0.6574	0.6817
1,000 SIT	4.1329	4.2758	4.2055	4.3516

In the individual financial statements, accounts receivable and cash in hand and at banks in foreign currencies are converted to the functional currency pursuant to IAS 21 at the buying rate, and foreign currency liabilities at the selling rate on the balance sheet date.

V. REPORTING AND VALUATION PRINCIPLES

Intangible assets acquired for a consideration are stated at historical cost and subject to scheduled straight-line amortization over their probable useful life or at the most, until the right expires.

Research expenses are booked pursuant to IAS 38 as current expenditure. **Development expenses** incurred as a result of services provided by people employed by consolidated companies are treated in the same way because the requirements of IAS 38 for capitalization are not completely fulfilled.

Property, plant and equipment are carried at historical cost or cost of production and subject to scheduled straight-line depreciation over their probable useful life. Repair costs are booked as current expenditure.

The most commonly assumed useful lives for the purposes of scheduled depreciation on property, plant and equipment are as follows:

	Useful life in years
Hardware	3 to 4
Software	3 to 4
Vehicles	5 to 6
Leasehold improvements	10
Other office and plant equipment	4 or 10

Financial assets comprise at 31 December 2003 a subsidiary or affiliate reported at equity in accordance with IAS 31 and a participation reported in accordance with IAS 39 at market price. Income and expense from the participation in subsidiaries or affiliates are shown under income or expense from participations.

Associated companies are reported using the equity method. The equity method is an accounting method where the shares in a company are initially recorded at historical cost and are subsequently adjusted to recognise the shareholder's proportionate share of the changing net assets of the associated company. The profit and loss account shows the shareholder's proportionate share of the associated company's result.

Depending on the nature of the underlying projects, **unbilled receivables** are valued by the percentage-of-completion method/in accordance with IAS 11 at marketable values. If necessary, they are valued at the lower realizable values on the balance sheet date.

Trade accounts receivable and other accounts receivable and prepaid expenses are stated at nominal value. Identifiable risks are taken into account by means of appropriate value adjustments.

Marketable securities are valued according to IAS 39 at market price on the balance sheet date. The difference between market value and historical costs less any deferred taxes is reported without affecting the net profit or loss.

Cash and cash equivalents comprise cash in hand and balances at banks that had a remaining term of three months or less at the time they were procured or invested.

Provisions for pensions and similar commitments are calculated according to IAS 19 using the Projected Unit Credit method. The difference between the projected unit credit and provisions, which has not yet been charged as an expense and which arises from the actuarial calculation of gains or losses in connection with changes in accounting assumptions, is amortized over the average remaining period of service of the beneficiaries, if it exceeds the corridor of 10% of the projected unit credit.

The **other accruals** take account, in accordance with IAS 37, of all identifiable risks and contingent liabilities in the amount in which they are likely to occur. Accruals are discounted if the interest rate effect is material.

In accordance with IAS 12, **tax provisions and deferrals** are calculated on different asset and liability statements in the IFRS/IAS and fiscal balance sheets, on consolidation procedures and on realizable tax loss carryforwards. Deferred tax assets are only stated if the associated tax credits are likely to be obtained.

Trade accounts payable and **other liabilities** are stated at their repayment amount.

Revenues are booked at the time the services are rendered, provided that the additional criteria required under IFRS/IAS for the realisation of revenues are fulfilled. For some customer projects the realisation of revenues is based on the progress of the project in question (percentage-of-completion method). In such cases, calculation is based on project valuations that determine the relationship between costs already incurred and the estimated total cost of the contract or – in the case of fixed-price contracts – contractually agreed milestones.

Costs of **corporate and product advertising** are recorded as current expenditure.

Interest and other expenses on borrowings are booked as current expenditure.

Preparing the consolidated financial statements in accordance with generally accepted accounting principles requires that **assumptions** or **estimates** be made by the Executive Board that have an impact on the income, expenses, assets, liabilities and contingent liabilities on the balance sheet date which are stated in the financial statements. The actual figures may deviate from these estimates, which are calculated to the best of the company's knowledge.

Important differences between the German Commercial Code (HGB) and IFRS/IAS
These consolidated financial statements were prepared in accordance with the International Financial Reporting Standards/International Accounting Standards (IFRS/IAS) of the International Accounting Standards Board (IASB). The IFRS/IAS differ in a number of aspects from the German principles set forth in the Commercial Code (HGB). The differences between reporting according to IFRS/IAS and HGB that have a bearing on the consolidated financial statements are detailed below:

Unrealised decreases and gains in value of securities
According to IFRS/IAS, unrealised changes in the value of available-for-sale securities can be stated under shareholders' equity, with no impact on the profit and loss account.

Under the HGB, marketable securities are subject to the strict lower of cost and market principle. Accordingly, unrealised decreases in value must be recorded in the profit and loss account, while gains may not be booked until they are realized.

Unbilled receivables
According to IFRS/IAS, provided certain conditions are met, contracts are valued by the percentage-of-completion method, which is based on the progress of a project.

Under the HGB, they are valued at historical cost or cost of production and shown under inventories.

Property, plant and equipment
According to IFRS/IAS, scheduled depreciation must reflect wear and tear. Fixed assets acquired that have an estimated useful life extending beyond a single financial year are depreciated over their estimated useful life. Special depreciation applied purely for tax purposes is not, in principle, permitted under IFRS/IAS.

Often, when calculating depreciation on property, plant and equipment, companies who prepare their financial statements to HGB standards will take the underlying depreciation principles permitted for tax purposes as a basis. Both straight-line and reducing balance depreciation methods are permissible.

Deferred taxes
The IFRS/IAS require deferred tax assets to be capitalized, regardless of their origin, and deferred tax liabilities to be accrued. Deferred tax assets are reviewed to establish the likelihood of their being realized and, if necessary, are devalued accordingly.

According to German principles, deferred tax assets based on a tax-loss carryforward are not reported. Only deferred tax assets resulting from valuation differences between commercial and fiscal rules may be stated. A provision must be formed for deferred tax liabilities.

Provisions

Under IFRS/IAS, some items shown under provisions in financial statements prepared in accordance with the HGB are shown under liabilities.

Pension provisions

Pursuant to IAS 19, pension accruals are calculated by the Projected Unit Credit method, using assumptions relating to future increases in salaries and staff turnover rates. The difference between the projected unit credit and provisions, which has not yet been charged as an expense and which arises from the actuarial calculation of gains or losses in connection with changes in accounting assumptions, is amortized over the average remaining period of service of the beneficiaries, if it exceeds the corridor of 10% of the projected unit credit.

Under the HGB, pension provisions are reported at their current value pursuant to § 6 a Income Tax Law (EstG), applying Prof. Dr. Klaus Heubeck's 1998 mortality tables (interest rate 6%). The current value does not consider possible future increases in salaries or assumptions relating to staff turnover rates.

Foreign currency conversion

According to IFRS/IAS, unrealised foreign exchange gains and losses on foreign currency transactions are shown as affecting net profit and loss.

The imparity principle under the HGB specifies that unrealised foreign exchange gains from foreign currency transactions are not recognised, whereas unrealised foreign exchange losses are shown as affecting net profit or loss.

VI. SEGMENT REPORTS

The segments have been presented by geographical breakdown, based on the head office of the respective group company, because opportunities and risks relating to business activity have a distinctly regional character.

We have not broken down the segments in any greater detail. On the one hand, the individual fields of activity overlap and cannot be clearly delimited. On the other hand, given our relatively small customer base, we might run the risk of making our customer relationships transparent, thereby damaging our competitive position.

Revenues can be broken down as follows:

	2003	2002
	€ thousands	€ thousands
Federal Republic of Germany	99,386	117,475
Austria	1,255	1,300
Switzerland	15,436	6,561
United States of America	3,246	4,505
Slovenia	812	371
	120,135	**130,212**

Total assets are broken down as follows:

	2003	2002
	€ thousands	€ thousands
Federal Republic of Germany	155,352	119,474
Austria	1,154	1,371
Switzerland	10,613	3,287
United States of America	1,724	4,072
Slovenia	403	307
	169,246	**128,511**

Total depreciation and amortization of fixed assets is broken down as follows:

	2003	2002
	€ thousands	€ thousands
Federal Republic of Germany	4,074	4,780
Austria	88	113
Switzerland	102	199
United States of America	123	161
Slovenia	50	57
	4,437	**5,310**
Goodwill	1,213	582
	5,650	**5,892**

File No.
82-5077

Additions to property, plant and equipment are broken down as follows:

	2003	2002
	€ thousands	€ thousands
Federal Republic of Germany	1,562	6,690
Austria	15	20
Switzerland	17	89
United States of America	5	15
Slovenia	28	57
	1,627	**6,871**

Total borrowings less tax accruals and provisions for deferred taxes can be broken down as follows:

	2003	2002
	€ thousands	€ thousands
Federal Republic of Germany	48,250	20,184
Austria	561	446
Switzerland	1,260	1,235
United States of America	604	514
Slovenia	287	145
	50,962	**22,524**

VII. NOTES ON INDIVIDUAL ITEMS

1. Other operating income

	2003	2002
	€ thousands	€ thousands
Income from the release of provisions	1,084	190
Transfer of vehicles	430	354
Rental income	544	239
Insurance compensation	47	227
Gains on disposal of fixed assets	0	63
Other	409	375
	2,513	**1,448**

The income from the release of provisions relates mainly to the release of warranty provisions, provisions for missing costs and provisions for consultancy costs.

The other operating income includes income from sub-tenancy relationships amounting to 544 thousand Euro.

In the preceding year, the item "Other" includes income from the writeback of specific charges for bad and doubtful debts in an amount of 17 thousand Euro. During the 2003 fiscal year there was no significant income from the writeback of specific charges for bad and doubtful debts. In the preceding year's report, other operating income included gains from the disposal of marketable securities in an amount of 160 thousand Euro. As the earnings contributions from the disposal of marketable securities are being shown in the financial result from the 2003 fiscal year, this amount has been reposted to the financial result.

2. Other operating expense

	2003	2002
	€ thousands	€ thousands
Low-value assets	524	939
Consulting, accountancy and Supervisory Board	1,669	1,815
Advanced vocational training	288	566
Personnel recruiting	253	1,556
Premises expenses	10,170	9,935
Advertising expense	950	1,037
Travel expense	2,801	3,491
Vehicle expense	648	572
Communication expense	915	859
IT expense	1,546	1,146
Loss on the disposal of property, plant and equipment	60	0
Other	12,480	6,182
	32,305	**28,098**

The other operating expense includes expenses from leasing relationships in an amount of 271 thousand Euro.

The item "Other" mainly includes expenses relating to value adjustments in respect of unbilled receivables.

3. Depreciation and amortisation

	2003	2002
	€ thousands	€ thousands
Amortisation of goodwill (Notes III. 1. and III. 3.)	1,213	582
Depreciation of property, plant and equipment (Note VII. 12.)	4,437	5,310
	5,650	**5,892**

4. Income from participations

The income from participations of 14 thousand Euro relates to the valuation of the participation in the subsidiary/affiliate FJA/KR BU-System ("subsidiary/ affiliate") by the equity method.

5. Expense in respect of associated companies

The expense in respect of associated companies relates to the valuation of INSIDERS using the equity method and is comprised as follows:

	2003	2002
	€ thousands	€ thousands
Share in the loss for the year	84	125
Amortization of goodwill	40	24
	124	**149**

6. Income tax

The calculation of income tax according to IAS 12 includes the calculation of tax accruals on different statements of assets and liabilities in the IFRS/IAS and fiscal balance sheets, on consolidation procedures and on realizable tax loss carryforwards. Deferred tax assets are discounted if it is not thought likely that the anticipated tax benefit will be realized.

Earnings before income tax can be broken down as follows:

	2003	2002
	€ thousands	€ thousands
Germany	2,854	21,753
Other countries	4,317	5,135
	7,171	**26,888**

The tax expense consists of the following components:

	2003	2002
	€ thousands	€ thousands
Current income tax expense		
Germany	1,353	5,233
Other countries	1,646	1,004
Total current income tax	**2,999**	**6,237**
Deferred taxes from temporary differences	1,470	4,148
Deferred taxes from tax loss carryforwards	-1,814	0
	2,655	**10,385**

The current income tax expense includes an amount of 65 thousand Euro that relates to prior periods. There is a deferred tax income of 56 thousand Euro resulting from the change in applicable tax rates.

Deferred taxes are formed in respect of temporary differences between the commercial and fiscal balance sheets and in respect of the differences resulting from uniform valuation and consolidation within the Group. Deferred taxes on loss carryforwards are capitalised to the extent that it is likely that it will be possible to realise a sufficient amount of taxable income in the future. Deferred taxes are determined using the respective national tax rates, which in 2003 varied between 25% and 42%. Changes in tax rates decided on the balance sheet date have been taken into consideration.

Deferred tax assets of 101 thousand Euro were not stated in respect of current losses for the period under review.

As at the balance sheet date, there were unused corporation-tax losses of 8,040 thousand Euro and trade tax losses of 3,931 thousand Euro, of which deferred tax was not shown for a total of 3,323 thousand Euro. With regard to the loss carryforwards, an amount of 8,648 thousand Euro does not have any time restrictions governing utilisation.

The following adjusting calculation for the Group summarises the individual company-related adjusting calculations based on the respective national tax rates and takes consolidation measures into account. The expected tax expense is adjusted to arrive at the actual tax expense stated.

The Group tax rate corresponds to the rate of corporation tax in Germany including the solidarity surcharge.

	2003	2002
	€ thousands	€ thousands
Net income before taxes on income	7,171	26,888
Tax rate	26.38%	25.00%
Expected income tax	-1,892	-6,722
Effects: Trade tax	-593	-2,150
Corporation tax relating to dividends in Germany	-908	758
Solidarity sucharge on German corporation tax [1]	0	-288
Prior year taxes	-65	0
Effect of tax losses	3	0
Adjustments	800	-1,983
	-2,655	**-10,385**

1) In 2003, the solidarity surcharge is already included in the Group tax rate.

The adjustments are attributable to consolidation effects, differences resulting from different tax rates, changes in tax rates and taking account of the necessary additions and deductions in order to calculate taxable income in Germany.

The tax provisions and deferrals relate to the following balance sheet items:

	31/12/2003			31/12/2002		
	€ thousands			€ thousands		
	asset[1)]	liability[1)]	accumulated other overall result	asset[1)]	liabilitiy[1)]	accumulated other overall result
Tax loss carry forwards	0	0	0	0	0	0
Property, plant and equipment	0	0	0	0	564	0
Inventories	0	0	0	0	0	0
Unbilled receivables	0	3,735	0	0	3,653	0
Receivables	0	0	0	0	140	0
Securities	0	0	687	0	0	687
Pension provisions	0	0	0	0	-125	0
Other accruals	0	0	0	0	-121	0
	0	**3,735**	**687**	**0**	**4,111**	**687**

1) Deferred tax assets and liabilities may only be offset in an individual company's balance sheet if the income tax is payable to the same tax authority.

7. Earnings per share

The basic earnings per share for the 2003 fiscal year are 0.55 Euro (2002: 2.16 Euro).

Basic earnings per share are calculated as follows: the consolidated earnings after minority interests are divided by the weighted number of shares outstanding. For the 2003 fiscal year the weighted number of shares outstanding is 7,935,000 (2002: 7,650,000).

The change over the preceding year in the weighted number of shares outstanding is attributable to the non-cash capital increase effected in connection with the purchase of HEUBECK AG. Details of this non-cash capital increase are given in Note VII. 22.

The diluted earnings per share for fiscal year 2003 are 0.55 Euro (2002: 2.16 Euro). Diluted earnings per share are calculated assuming that all outstanding option rights will be exercised, which means that the maximum dilution potential is shown. Since the price of the FJH share on 31 December 2003 was below the exercise prices specified in the share option scheme (see Note VII. 23), the option rights did not have a diluting effect in the 2003 fiscal year.

8. Dividend per share

The proposal on profit appropriation drawn up by the Executive Board and the Supervisory Board provides for two alternatives as given below. The first alternative is subject to the proviso that this does not result in any fiscal disadvantages for the two shareholders, the other shareholders and the Company. If fiscal disadvantages do arise, the second alternative will be applied.

Alternative 1:

The Company has concluded contracts with two shareholders who each hold 1,946,947 shares; according to these contracts, the future dividend entitlements that would be based on the retained earnings for the 2003 fiscal year and that the resolution on the appropriation of profits would create for these two shareholders will not materialise. These contracts result in a higher dividend entitlement for the remaining shareholders.

The Executive Board and Supervisory Board will recommend to the AGM that a dividend of around 1,730 thousand Euro be paid. Measured against the capital at its present level, this proposed distribution corresponds to a dividend of around 0.40 Euro per share for all remaining 4,326,106 shares that are entitled to receive dividends.

Alternative 2:

The Executive Board and Supervisory Board will recommend to the AGM that a dividend of around 1,644 thousand Euro be paid. Measured against the capital at its current level, this proposed distribution corresponds to a dividend of around 0.20 Euro per share.

Under German commercial law, the parent company, FJH AG, may only make a payout to shareholders from its retained earnings, not from the consolidated earnings. As at 31 December 2003 the retained earnings of FJH AG amounted to 10,384 thousand Euro.

9. Marketable securities

As at the balance sheet date, marketable securities amounted to 20,125 thousand Euro (2002: 25,652 thousand Euro). These securities are valued at market price on the balance sheet date and the difference between market value and historical cost less any deferred taxes is shown under shareholders' equity without affecting net profit or loss.

10. Trade accounts receivable

	31/12/2003	31/12/2002
	€ thousands	€ thousands
Billed receiveables	15,695	16,586
Unbilled receiveables	68,865	54,194
	84,560	**70,780**

Trade accounts receivable are short-term. Depending on the nature of the underlying projects, unbilled receivables are valued by the percentage-of-completion method or in accordance with IAS 11 at marketable values. If necessary, they are valued at the lower realizable values on the balance sheet date (see Note VII. 2 with regard to value adjustments made for unbilled receivables during the year under review).

During the fiscal year receivables in amounts of up to 2,925 thousand Euro and up to 3,328 thousand Euro were given to two financial institutes under factoring agreements to finance sales. The factoring agreement with one institute is still valid and has a pre-financing limit of 10,000 thousand Euro that has not yet been utilised. No receivables were factored as at 31 December 2003 and no receivables are currently factored.

11. Prepaid expenses and other current assets

	31/12/2003	31/12/2002
	€ thousands	€ thousands
Turnover tax	264	0
Loan due less than one year	25	0
Other	8,789	5,397
Other current assets	9,078	5,397
Prepaid expenses	524	493
	9,602	**5,890**

The "Other" line contains a large number of different items from the balance sheets of the companies within the scope of consolidation (8,612 thousand Euro from tax receivables).

The prepaid expenses chiefly comprise the portions of insurance, rental and leases paid in the year under review that only become an expense the following year.

12. Property, plant and equipment

	Buildings on third-party land	Hardware and software	Office and plant equipment	Assets under construction	Total
	€ thousands	€ thousands	€ thousands	€ thousands	€ thousands
Historical costs					
Position 01/01/2003	5,624	17,335	6,252	0	29,211
Repostings	-167	93	-93	0	-167
Additions to the scope of consolidation	31	1,398	337	0	1,766
Additions	48	1,446	133	0	1,627
Disposals	-333	-7,549	-193	0	-8,074
Differences due to currency conversion	-126	-80	-73	0	-279
Position 31/12/2003	**5,077**	**12,644**	**6,363**	**0**	**24,084**
Depreciation					
Position 01/01/2003	1,550	12,054	2,535	0	16,139
Repostings	0	0	0	0	0
Additions to the scope of consolidation	8	373	123	0	504
Additions	657	2,926	793	0	4,377
Disposals	-70	-5,907	-148	0	-6,125
Differences due to currency conversion	-32	-69	-40	0	-141
Position 31/12/2003	**2,113**	**9,377**	**3,264**	**0**	**14,754**
Book value 31/12/2002	4,075	5,281	3,717	0	13,072
Book value 31/12/2003	**2,964**	**3,268**	**3,098**	**0**	**9,330**

13. Intangible assets and goodwill

	Intangible assets	Goodwill	Total
	€ thousands	€ thousands	€ thousands
Historical costs			
Position 01/01/2003	205	5,758	5,963
Additions to the scope of consolidation	0	1,160	1,160
Additions	2,380	24,028	26,408
Disposals	0	0	0
Differences due to currency conversion	0	0	0
Position 31/12/2003	**2,585**	**30,946**	**33,531**
Depreciation			
Position 01/01/2003	205	2,214	2,419
Additions to the scope of consolidation	0	0	0
Additions	61	1,213	1,274
Disposals	0	0	0
Differences due to currency conversion	0	0	0
Position 31/12/2003	**266**	**3,427**	**3,693**
Book value 31/12/2002	0	3,544	3,544
Book value 31/12/2003	**2,319**	**27,519**	**29,838**

As part of the acquisition procedure, the Group received intangible assets in the form of customer and supplier records, statistics, work instructions and other company documents. These intangible assets with historical costs of 2,373 thousand Euro are being amortised over 20 years.

The additions to the item "Goodwill" reflect the acquisition of HEUBECK AG and its subsidiaries (see Notes III. 1. and III. 3.).

14. Associated companies

The item shows the participation in INSIDERS and is comprised as follows:

	€ thousands
Position 01/01/2003	726
Share in loss for the year 2003	-84
Amortisation of goodwill	-39
Position 31/12/2003	**603**

FJH AG has acquired a holding of 200 thousand Euro in INSIDERS, representing 35% of the share capital. The purchase price was 875 thousand Euro. The acquisition was effected in 2002 through a capital increase.

FJH AG has call options vis-à-vis Kölnische Rückversicherungs-Gesellschaft AG, of Cologne, to acquire further shares in INSIDERS in a nominal amount of either 50 thousand Euro (call option 1) or 102 thousand Euro (call option 2). Kölnische Rückversicherungs-Gesellschaft AG acquired its shares in INSIDERS from Insiders Wissensbasierte Systeme GmbH, of Mainz, in the 2003 fiscal year. FJH AG also has call options vis-à-vis another shareholder to acquire further shares in INSIDERS in a nominal amount of either 6.6 thousand Euro (call option 1 G) or 13 thousand Euro (call option 2 G). The respective purchase prices will be calculated using a formula specified in the agreement.

FJH AG can exercise the call options at the earliest two years after the aforementioned capital increase has been entered in the Commercial Register ("two-year period"), within three months after the expiry of the aforementioned two-year period.

15. Financial assets

	Participation Life Insurance Inc.	Participation in subsidiary/ affiliate	Other	Total
	€ thousands	€ thousands	€ thousands	€ thousands
Historical costs				
Position 01/01/2003	53	51	3	107
Additions	0	14	0	14
Disposals	0	0	0	0
Stand 31/12/2003	**53**	**64**	**3**	**120**
Value adjustments				
Position 01/01/2003	53	0	0	53
Additions	0	0	0	0
Disposals	0	0	0	0
Position 31/12/2003	**53**	**0**	**0**	**53**
Book value 31/12/2002	0	51	3	54
Book value 31/12/2003	**0**	**64**	**3**	**67**

FJA-US holds 2.5% of the share capital of Life Insurance Inc., New York, USA. On account of the company's financial position, the participation was written down in full in the preceding year. The market value of the participation cannot be calculated, as it is not a listed company.

The participation in the subsidiary/affiliate relates to shares in a jointly controlled entity. The addition is attributable to the participation being valued by the equity method.

16. Financial debts

	31/12/2003	31/12/2002
	€ thousands	€ thousands
Amounts due banks:		
Remaining term:		
Up to one year	12,314	452
1 to 5 years	16,454	452
More than 5 years	0	0
	28,768	**904**

The financial debts incorporate cash and loan payments due to third parties.

Financial debts by major individual components

Type	Loan-currency	€ thousands 31/12/2003	€ thousands 31/12/2002	Interest rate p.a. 2003	Interest rate p.a. 2002
Short-term debts to banks	Euro	15	n/a	n/a	n/a
Bank loan	Euro	298	597	4.80	4.80
Bank loan	Euro	154	307	4.80	4.80
Bank loan	Euro	595	n/a	5.50	n/a
Third-party loan	Euro	213	n/a	6.00	n/a
Third-party loan	Euro	250	n/a	6.90	n/a
Bank loan	Euro	7,000	0	3.07	n/a
Bank loan	Euro	9,000	0	3.05	n/a
Bank loan	Euro	11,243	0	3.50	n/a
		28,768	**904**		

The acquisition of HEUBECK AG added a further 1,073 thousand Euro in financial debts within the scope of consolidation. This amount comprises short-term debts to banks (15 thousand Euro), two third-party loans (totalling 463 thousand Euro) and one bank loan (595 thousand Euro).

In addition, two loans totalling 16 million Euro were taken out in connection with the purchase of the shares in HEUBECK AG.

The term of the first loan agreement amounting to 7 million Euro runs until 30 September 2007. It is repayable in 15 fixed quarterly instalments of 467 thousand Euro, with the first instalment being due on 31 March 2004. The loan is divided into individual fixed-interest periods, each with a term of at least 3 months. During a fixed-interest period the bank charges FJH AG interest on the loan amounting to the 3-month EURIBOR rate plus a margin of 0.95% per annum. 43.75% of HEUBECK AG's share capital was pledged as collateral to the bank providing finance.

The term of the second loan agreement for 9 million Euro runs until 30 July 2008. It is repayable in 10 fixed half-yearly instalments of 900 thousand Euro, with the first instalment payable on 30 January 2004. FJH AG has an option to select fixed-interest periods with terms of three, six or twelve months. If it does not exercise this option at the latest two bank working days prior to the expiry of a current fixed-interest period, then the term of the next fixed-interest period is one month. During a fixed-interest period the bank charges FJH AG interest on the loan amounting to the EURIBOR determined for the respective fixed-interest period plus a margin of 0.95% per annum. 56.25% of HEUBECK AG's share capital was pledged as collateral to the bank providing finance. As a covenant, the loan agreement specifies that if the Group's equity capital ratio falls below 35%, this will entitle the bank to increase the acceptable banking collateral or – if this is not complied with – to pronounce extraordinary termination of the loan agreement.

In view of the complexity of Riester subsidies and the associated business transactions that are mapped by the product FJA Zulagenverwaltung ®, release 1.2, it was decided to obtain financing for this major project. In this connection, a further, short-term interim-financing loan was taken out in the third quarter of 2003. This maturity loan amounted to 11.2 million Euro. A third-party receivable relating to its sale was booked in the fourth quarter of 2003. In the first quarter of 2004 the extension option contained in the loan agreement was used, and the loan was extended until 12 March 2004, when it was repaid. As collateral for the loan, a sufficient amount in securities of FJH AG was pledged that took the bank's collateral discounts into account. The pledged collateral ceased to apply when the loan was repaid. In the first quarter of 2004 the software that had been resold was leased back.

17. Trade accounts payable

Trade accounts payable have a remaining term of up to one year and are reported at market value.

Trade accounts payable include liabilities vis-à-vis INSIDERS in an amount of 79 thousand Euro.

18. Accruals

	31/12/ 2002	Addition to the scope of consoli-dation	Re-posting	Used	Re-leased	Appro-priated	31/12/ 2003
	€ thousands						
Warranties	1,170	89	0	1,056	203	1,106	1,106
Expected purchase invoices	163	18	0	109	53	134	153
Provision for missing costs	4,410	0	0	3,810	600	3,842	3,842
Audit and consultancy costs	446	58	0	296	208	478	478
Supervisory Board remuneration	152	18	0	150	20	101	101
AGM costs	45	0	0	45	0	150	150
Other	233	0	0	233	0	519	519
	6,619	**183**	**0**	**5,699**	**1,084**	**6,330**	**6,349**

19. Other current liabilities

	31/12/2003	31/12/2002
	€ thousands	€ thousands
Tax liabilities	1,258	1,238
Social security liabilities	1,522	1,346
Holiday	2,187	2,277
Overtime	373	534
Management bonus	1,022	3,757
Contributions to social insurance against occupational accidents	544	267
Suppliers with debit balances	39	852
Other	6,163	1,194
Other liabilities	13,107	11,465
Deferred liabilities	878	280
	13,985	**11,745**

The "Other" line contains a large number of different items from the balance sheets of the companies within the scope of consolidation.

The Other liabilities have a remaining term of up to one year.

20. Pension provision

	31/12/2003	31/12/2002
	€ thousands	€ thousands
Pensions commitments	1,973	1,153

Within the Group there are performance-related employer's pension commitments regulated under individual contracts; some of these commitments are covered by a provident fund with congruent cover.

Pursuant to IAS 19, commitments are calculated by the Projected Unit Credit Method, taking account of future increases in projected unit credits, pensions and salaries.

The unallocated adjusting amount between the projected unit credit and provisions is 40 thousand Euro. This comprises the actuarial gains in connection with changes in accounting assumptions. If this amount exceeds the corridor of 10% of the projected unit credit, it is amortized over the average remaining period of service of the beneficiaries.

The calculations were performed using Prof. Dr. Klaus Heubeck's 1998 mortality tables and were based on the following premises:

	2003	2002
	% p.a.	% p.a.
Basic interest rate	5.25	5.95
Salary trend	2.0	2.5
Pension increase (fixed Euro amounts)	3.75 every 3 years	4.5 every 3 years
Pension increase (official adjustments)	2.0	2.5

Fluctuation probabilities have not been taken into account.

The expense in respect of performance-related pension schemes is broken down as follows:

	31/12/2003	31/12/2002
	€ thousands	€ thousands
Costs of benefit acquired in the fiscal year	138	50
Interest expense on the projected unit credit	79	59
Amortisation of adjusting amount	0	0
Total expense	**217**	**109**

Development of pension provisions:

	2003	2002
	€ thousands	€ thousands
Provisions at 1 January	1,153	1,044
Addition due to company acquisition	603	0
Total expense	217	109
Used	0	0
Provisions at 31 December	**1,973**	**1,153**

The following table links the net projected unit credit with the pension provision and the adjusting amount:

	2003	2002
	€ thousands	€ thousands
Net projected unit credit	3,237	1,063
Fair value of the plan assets	-1,304	n/a
Adjusting amount	40	90
Accrual pursuant to IAS 19	**1,973**	**1,153**

For some employees pension commitments are carried by a provident fund (Richttafeln-Unterstützungskasse GmbH). The provident fund was not consolidated. The provident fund has reinsured the commitments through a corresponding insurance tariff with an insurance company.

21. Minority interests

	€ thousands
Position 01/01/2003	68
Distribution	0
Share in net income for 2003	176
Other	-8
Position 31/12/2003	**237**

22. Share capital and capital reserve

The share capital at 31 December 2003 amounted to 8,220 thousand Euro (31 December 2002: 7,650 thousand Euro). It is divided into 8,220,000 bearer shares of no-par value (31 December 2002: 7,650,000) with a book share in the capital of 1.00 Euro each. Each share entitles the holder to one vote. No preference shares are issued.

The capital reserves at 31 December 2003 were 65,972,589 Euro (31 December 2002: 53,945,589 Euro).

The increase in the share capital and the capital reserve during the year under review is attributable to the issue of 570,000 new shares. On 15 July 2003 and with the agreement of the Supervisory Board that was granted on 21 July 2003, the Executive Board resolved to make partial use of the authorisation granted to it under § 5 paragraph 2 of the Articles of Association and registered in the Commercial Register on 18 July 2002 and to increase the share capital by these 570,000 shares, against payment of non-cash contributions; shareholder subscription rights were excluded. The new shares are entitled to participate in the Company's profits from 1 January 2003.

The non-cash capital increase was effected in connection with the acquisition of HEUBECK AG by FJH AG. According to the share purchase and equity investment agreement dated 21 May 2003, it was agreed that ROTONDA DREISSIG Vermögensverwaltung GmbH, of Cologne (ROTONDA), which was at the time the sole shareholder of HEUBECK AG, would transfer a total of 250,000 bearer shares of no-par value in HEUBECK AG, corresponding to 100% of HEUBECK AG's share capital amounting to 250 thousand Euro, to FJH AG. Of this, 152,686 shares were transferred with effect from 21 May 2003 against payment of a cash amount. It was also agreed that ROTONDA would invest 97,314 no-par value shares of HEUBECK AG with a total nominal value of 97,314 Euro (corresponding to 38.93% of HEUBECK AG's share capital) in FJH AG with effect from 21 May 2003, in the form of a non-cash contribution.

To secure loans taken out in connection with the acquisition of HEUBECK AG, the 250,000 shares in HEUBECK AG have been pledged to the banks that granted the loans.

In consideration of the 97,314 shares in HEUBECK AG that were contributed, FJH AG granted ROTONDA a total of 570,000 new bearer shares of no-par value in FJH AG. These were subscribed and acquired by ROTONDA.

The implementation of the capital increase was recorded in the Commercial Register of the District Court of Munich on 21 October 2003. The 570,000 new shares were admitted to the regulated market and included for trading in the segment of the regulated market with additional post-listing requirements ("Prime Standard") of the Frankfurt Stock Exchange. These shares were incorporated into the existing listing on 14 January 2004.

23. Share option scheme

The Executive Board was authorized by resolution of the Extraordinary General Meeting held on 17 January 2000 to issue a total of up to 180,000 option rights to subscribe to FJH AG shares of no-par value, as part of a share option scheme. To honour the option rights, a qualified capital increase was performed in the nominal sum of up to 180 thousand Euro.

In February 2000, 100,750 option rights were issued at an exercise price of 48.00 Euro. In 2001 and 2002 a further 11,000 and 6,750 option rights were issued at an exercise price of 48.00 Euro and 37.42 Euro respectively. In 2003 an additional 12,000 option rights were issued at an exercise price of 27.11 Euro. In addition, a total of 16,250 options have lapsed since the start of the option scheme due to employees leaving the company; of these, 8,250 options lapsed in 2003.

The first exercise date for the options is two years after issue. At the time of the first exercise opportunity, 33% of the awarded options may be exercised, after a further year 66% and two years after the first exercise opportunity, 100%. The option rights lapse after seven years.

File No.
82-5077

The option rights may only be exercised if the FJH AG share price outperforms the market index specified in the share option scheme.

Among other things, the AGM held on 5 July 2001 set a new exercise price for the option rights not yet issued. The exercise price is the placement price for private investors, or the average closing price of the FJH share on the last five trading days prior to the issue of the option rights, if at the time the option rights are issued the latter is below the placement price for private investors.

24. Accumulated other overall result

The accumulated other overall result is comprised as follows:

	2003	2002
	€ thousands	€ thousands
Evaluation of securities	-1,104	-967
Currency differences	981	408
	-123	**-559**

25. Information on personnel

Average workforce over the year:

	2003	2002
Germany	851	732
Switzerland, Austria, Slovenia	111	104
United States of America	21	19
	983	**855**

Personnel expense:

	2003	2002
	€ thousands	€ thousands
Wages and salaries	63,366	57,205
Social security and other expenses	10,304	8,625
Personnel expense excluding pensions	73,670	65,830
Pensions	1,345	839
	75,016	**66,669**

Social security and other expenses comprise in particular the employer's social security contributions and contributions to social insurance against occupational accidents.

The **pension and other expenses** mainly comprise appropriations to the pension provision and to other old-age protection systems.

26. Other taxes

The other taxes are reported under other operating expenses.

27. Other financial debts

The following liabilities that run until 2008 exist in respect of long-term leasing, rental and maintenance contracts:

	2003	2002
	€ thousands	€ thousands
Year after issue		
1st year	11,413	9,871
2nd year	8,489	8,202
3rd year	5,206	7,189
4th year	4,792	4,854
5th year	4,503	4,641
	34,403	**34,757**

The figures are nominal values. The other financial debts after 2008 amount to 915 thousand Euro.

The other financial debts include future leasing expenses under a sale and lease-back transaction effected in the 2003 fiscal year. Under this transaction, IT hardware was sold for an amount of 1,840 thousand Euro and subsequently leased back. The leasing relationship runs until the beginning of 2006 and is to be classed as operating leasing pursuant to IAS 17.

As part of a long-term project, several licences and corresponding services have been and will in future be sold to a service company. The project will end on 31 December 2011. At the end of this period the contracting partner will have a pre-emptive tender right (contingent liability within the meaning of IAS 37) vis-à-vis FJH AG in an amount of 12.4 million Euro. At the same time, FJH will have a corresponding pre-emptive tender right vis-à-vis a third party.

28. Information on the cash flow statement

The cash flow from operating activities (- 14,938 thousand Euro) includes a cash outflow of 11,243 thousand Euro relating to the granting of a short-term loan to third parties. This loan served as interim financing for the sale of software. The cash outflow relating to the granting of this loan is set against a cash inflow from financing activity relating to the establishment of a liability to a bank in the same amount (see Note VII. 16 for details on the terms of the bank loan). Neither the third-party receivable nor the liability to the bank were still in existence when these annual financial statements were prepared.

As part of the acquisition of shares in HEUBECK AG, a capital increase of 12,597 thousand Euro was effected in return for a non-cash contribution (shares in HEUBECK AG) (see Note VII. 22.). This transaction is not reflected in the cash flow statement as it represented a non-cash transaction.

29. Contingent liabilities

The subsidiary FJA-US has an assurance that it will be financially equipped to enable it to meet existing and future obligations in 2004. The risk from these contingent liabilities can amount to 3.5 million Euro.

Two performance guarantees for projects have been issued to third parties. The risk under the two guarantees can amount to 1.3 million Euro.

30. Information on the Supervisory Board and the Executive Board

The members of the Supervisory Board are:

Prof. Dr. Elmar Helten, Starnberg; Chairman; University Professor

Deputy Chairman of the Supervisory Board of FidesSecur Versicherungsmakler GmbH, Munich, and Delta Direkt Lebensversicherung AG, Munich, and also member of the Supervisory Boards of Lebensversicherung von 1871 a.G., Munich, TRIAS Versicherungs AG, Munich, Berlinische Lebensversicherung AG, Wiesbaden, EUROPÄISCHE Reiseversicherung AG, Munich, BHW HOLDING AG, Berlin

Mr. lic. jur. Thomas Nievergelt, Samedan; Deputy Chairman; Lawyer and Notary, Head of the District Council of Samedan (President of the Executive Organ), Member of the Administrative Court of the Canton of Graubünden

Chairman of the Board of Directors of Academia Engiadina, Samedan; Member of the Board of Directors of Roland Berger AG, Zurich, and FJA Switzerland, Zurich; Board Chairman of the Foundation of Planta, Samedan, and of Engadiner Lehrwerkstatt für Schreiner, Samedan

Prof. Dr. Helmut Köhler Neusäss; University Professor
(Member of the Supervisory Board until 31 August 2003)

Dr. Hermann H. Hollmann, Cologne; Lawyer
(Member of the Supervisory Board since 1 September 2003)

Member of the Supervisory Board of GETRAG FORD Transmissions GmbH, Cologne, HEUBECK AG, Cologne, Kaufhof Warenhaus AG, Cologne, and TÜV Rheinland Holding AG, Cologne; Deputy Chairman of the Administrative Board of TÜV Rheinland-Brandenburg-Pfalz e.V., Cologne

File No.
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The members of the Executive Board are:

Prof. Dr. Manfred Feilmeier, Munich,
Chief Executive Officer, Chairman of the Executive Board

Dipl. Inf. Rainer W.G. Herbers, Hürth-Stotzheim,
Deputy Chairman of the Executive Board

Dipl. Math. Bernd Dexheimer
(Member of the Executive Board since 1 May 2003), Badenheim,
Chief Operating Officer

Prof. Dr. Klaus Heubeck, Cologne
(Member of the Executive Board since 15 June 2003)

Dipl.-Wirtsch.-Ing. Michael Junker, Feldafing

Dr. Thomas Meindl, Penzberg, Chief Financial Officer

Dr. Rolf Schwaneberg, Munich, Chief Human Resources Officer
(Member of the Executive Board until 30 September 2003),

The total drawings of Board members were:

2003: Supervisory Board 89 thousand Euro and
Executive Board 2,140 thousand Euro.

2002: Supervisory Board 177 thousand Euro and
Executive Board 1,798 thousand Euro.

In addition to the drawings of active members of the Executive Board, expenses arose during the period under review for one member of the Executive Board who left the Board during the period under review. In order to avoid conclusions being drawn regarding the drawings of this member of the Executive Board, we have refrained from disclosing these expenses, in accordance with § 286 para. 4 of the German Commercial Code (HGB).

During the period under review provisions for vested pension rights were formed in an amount of 168 thousand Euro.

Number of shares and options held by members of the Executive Board and the Supervisory Board at 31 December 2003:

	Number of shares	Number of options
Executive Board		
Manfred Feilmeier	1,946,947	12,000
Michael Junker	1,946,947	12,000
Bernd Dexheimer	0	12,000
Klaus Heubeck	347,000	0
Rainer W. G. Herbers	66,447	12,000
Thomas Meindl	28,506	12,000
Supervisory Board		
Elmar Helten	41,034	0
Hermann Hollmann	0	0
Thomas Nievergelt	152	0

31. Declaration on compliance with the German Corporate Governance Code
In December 2003 the Executive Board and the Supervisory Board of FJH AG issued the updated declaration of compliance pursuant to § 161 of the German Stock Corporation Law (AktG) giving details of FJH AG's compliance with the German Corporate Governance Code; this declaration was made permanently available to shareholders on the Company's website.

AUDIT CERTIFICATE

File No.
82-5077

Annual account auditor's audit certificate

I have audited the consolidated annual report prepared by FJH AG, comprising balance sheet, profit and loss account, statement of changes in equity capital, cash flow statement and notes, for the fiscal year from 1 January 2003 to 31 December 2003. The preparation and contents of the consolidated annual report are the responsibility of the company's Executive Board. My task is to assess, on the basis of my audit, whether the consolidated annual report complies with International Accounting Standards (IAS).

I performed my audit in accordance with German audit regulations and observing the German principles of proper and correct auditing laid down by the IDW (German Institute of Auditors) as well as the International Standards on Auditing (ISA). Under these, audits must be planned and carried out in such a way that there is sufficient certainty that the consolidated annual report is free from material inaccuracies. Audit activities are planned in accordance with knowledge of the group's business activities and economic and legal environment as well as the anticipated margin of error. The audit includes an assessment of evidence for the details provided in the consolidated annual report, on the basis of random samples. The audit encompasses an assessment of the accounting principles used and of the material estimates made by the statutory representatives, as well as an assessment of the overall presentation of the annual report. I believe that my audit forms a sufficiently reliable basis for my opinion.

In my view, the consolidated annual report, in compliance with the IAS, gives a true and fair picture of the assets, finances and income of the group and of the payment flows during the fiscal year.

My audit, which also included the group management report prepared by the Executive Board for the fiscal year from 1 January 2003 to 31 December 2003, did not give rise to any objections. In my view, the group management report, together with the other information in the consolidated annual report, on the whole provides a true and fair view of the group's position and accurately portrays the risks inherent in future developments.

I further confirm that the consolidated annual report and group management report for the fiscal year 1 January 2003 to 31 December 2003 fulfil the requirements for the company's exemption from the requirement to prepare a consolidated annual report and group management report under German law.

Munich, 19 March 2004

Dipl.-Kfm. Jürgen Risse

Certified public accountant

IMPRINT

Concept:
Wey Kommunikationsdesign, Munich
www.wey.de

Photos:
Stephan Sahm, Munich

Print:
Color Offset, Munich

File No.
82-5077

LOCATIONS

FJH AG
FJA Feilmeier & Junker GmbH
FJA bAV Service GmbH
Leonhard-Moll-Bogen 10
D-81373 Munich
Phone: +49 (89) 7 69 01-0
Fax: +49 (89) 7 69 88 13

FJA Feilmeier & Junker GmbH
Elsenheimerstraße 65
D-80687 Munich
Phone: +49 (89) 7 69 01-0
Fax: +49 (89) 7 69 88 13

FJA Feilmeier & Junker GmbH
Kurfürstendamm 21
D-10719 Berlin
Phone: +49 (30) 88 77 13-00
Fax: +49 (30) 88 77 13-13

FJA Feilmeier & Junker GmbH
Süderstraße 77
D-20097 Hamburg
Phone: +49 (40) 23 60 05-0
Fax: +49 (40) 23 60 05-56

FJA Feilmeier & Junker GmbH
Sachsenring 83
D-50677 Cologne
Phone: +49 (221) 33 80-0
Fax: +49 (221) 9 32 17 30

FJA Feilmeier & Junker GmbH
Wilhelmsplatz 11
D-70182 Stuttgart
Phone: +49 (711) 24 89 61-0
Fax: +49 (711) 2 36 58 84

FJA Akademie GmbH
Elsenheimerstraße 48
D-80687 Munich
Phone: +49 (89) 5 78 79-0
Fax: +49 (89) 5 78 79-114

FJA Feilmeier & Junker AG
Zolliker Straße 183
CH-8008 Zurich
Phone: +41 (1) 38 91-800
Fax: +41 (1) 3 83 49 12

FJA Feilmeier & Junker Ges.m.b.H.
Operngasse 21/6
A-1040 Vienna
Phone: +43 (1) 5 80 70-0
Fax: +43 (1) 5 13 30 41

FJA-US, Inc.
512 Seventh Avenue
USA-10018 New York
Phone: +1 (212) 840 26 18
Fax: +1 (212) 840 26 93

FJA OdaTeam d.o.o.
Titova cesta 8
SL-2000 Maribor
Phone: +386 (2) 2 35 62-00
Fax: +386 (2) 2 35 62-20

HEUBECK AG
Lindenallee 53
D-50968 Cologne
Phone: +49 (221) 38 00 38
Fax: +49 (221) 37 88 89

HEUBECK-RICHTTAFELN GmbH
Lindenallee 53b
D-50968 Cologne
Phone: +49 (221) 37 54 54
Fax: +49 (221) 37 88 89

COMPENDATA
Gesellschaft zur Verwaltung von
Versorgungseinrichtungen mbH
Lindenallee 53a
D-50968 Cologne
Phone: +49 (221) 38 00 39
Fax: +49 (221) 34 46 44

HEUBECK-FERI
Pension Asset Consulting GmbH
Rathausplatz 8-10
D-61348 Bad Homburg
Phone: +49 (6172) 9 16 36 00
Fax: +49 (6172) 9 16 16 00

File No.
82-5077

ADDRESS

FJH AG
Leonhard-Moll-Bogen 10
D-81373 Munich
Phone: +49 (89) 7 69 01-0
Fax: +49 (89) 7 69 88 13
www.fjh.com

CONTACTS

Investor Relations
Phone: +49 (89) 7 69 01-144
email: investor.relations@fjh.com

Marketing
Phone: +49 (89) 7 69 01-534
email: marketing@fjh.com

Public Relations
Phone: +49 (89) 7 69 01-517
email: presse@fjh.com

Human Resources
Phone: +49 (800) Jobs FJH (+49 (800) 5 62 73 54)
email: jobs@fjh.com

82-5077

CONSOLIDATED COMPANIES LOCATIONS >>

FJH AG

FJA Feilmeier & Junker GmbH
(Germany)
Munich, Berlin, Hamburg, Cologne Stuttgart

FJA Akademie GmbH
(Germany)
Munich

FJA bAV Service GmbH
(Germany) 80 %
Munich

FJA Feilmeier & Junker AG
(Switzerland)
Zurich

FJA Feilmeier & Junker Ges.m.b.H.
(Austria)
Vienna

FJA-US, Inc.
(USA)
New York

FJA OdaTeam d.o.o.
(Slovenia) 80 %
Maribor

HEUBECK AG
(Germany)
Cologne

COMPENDATA GmbH
(Germany)
Cologne

HEUBECK-RICHTTAFELN GmbH
(Germany)
Cologne

HEUBECK-FERI GmbH
(Germany) 50%
Bad Homburg